SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANAGEMENT REPORT

The management of Vivo Participações S.A. (Vivo Part), the company that comprises the assets of the Telefônica-Portugal Telecom Joint Venture, in compliance with legal and statutory provisions, hereby submits the Management Report and Financial Statements of the company, with the Report of the Independent Auditors and of the Statutory Audit Council, for the fiscal year ended on December 31, 2006.

Message from the Chief Executive Officer

Brazil wound up the year 2006 with approximately 100 million mobile phones.  This is a showy number that reflects the pace at which the local mobile communication market is heading towards maturity and, therefore, towards deceleration, imposing new challenges to the operators that proposed the search for sustainable growth.  With the results obtained in 2006, leveraged more expressively as of the last quarter, Vivo Participações S.A. demonstrates its determination to continue along this route: to grow with profitability.

The extraordinary net profit for the last quarter of 2006, the major reduction in indebtedness, the positive evolution of the operating cash flow plus the change in working capital, the provision for bad debts at the lowest level of the last two years, and an EBITDA margin of 29% for the period are some indicators of the results that the company is beginning to achieve thanks to the countless projects and initiatives developed with the objective of advancing on points crucial to its competitiveness.

Internally, we have referred to the organization’s current moment as “Time for the Turnaround”.  The expression may not be very familiar in economic-financial vocabulary, but it reflects very well the result of the transformations promoted in the company and our optimism regarding the future.  Today, Vivo has a much stronger structural base to act on the market.  It is much better prepared to resume growth.

One strong brand, one sole company

One of the important projects concluded in 2006 was corporate restructuring.  Up to the end of 2005 there were 5 holding companies and 14 operators that carried out their activities under one strong brand – VIVO, the most valuable brand on the mobile telecommunications market in Brazil, worth R$ 1.75 billion according to Brand Finance.  In November 2006, these various companies became one sole company, Vivo S.A., an operator wholly owned by Vivo Participações S.A., with all the benefits that a new corporate structure provides in terms of efficiency, administrative simplification, and resource management.  Changes were also made in the organizational structure – especially in Marketing, Sales, and Customer Service – with a view to optimizing work processes and speeding up decision making.  Once again, changes were made with the simplification principle in mind, making clearer internal roles and attributions and emphasizing customer and result oriented actions.

Determination and daring

Several major parallel projects were required to attack VIVO weaknesses and enhance its strengths.  More than well-defined strategies and plans, the transformation action required determination and, at times, a certain dose of daring, such as the decision to invest in a GSM/EDGE network with the benefits that it provides in terms of lower terminal costs and easy roaming, among others.  Installed in record time – less than six months – this network makes VIVO the only operator in the country to offer its customers products and services with CDMA/EVDO and GSM/EDGE technologies scalable to W-CDMA.

With the most extensive coverage in Brazil (serving 2200 municipalities), VIVO is now preparing to take part in the call to bid for the 1.9 GHz frequencies and consolidate one of its major objectives: nationwide coverage, extending its operations to Minas Gerais State and the states of the Northeast Region where VIVO is not yet active.

On another front, VIVO implemented efficient anti-fraud and cloning actions that made it possible to close the year with significant success indicators for the initiatives adopted.  An intense authentication effort made it possible to reduce losses due to cloning and fraud to insignificant levels.  Efforts will be continued in 2007 to arrive at positions ever closer to “zero occurrences”.

Another project nearly completed in 2006 is the system unification project that lends the organization greater efficiency in processes such as billing and collection.  In addition, having a unified platform leads to greater agility and speed in launching products and services, making it possible to provide the same offers and the same type of relationship to customers regardless of where they are.  More than 95% of VIVO customers are already hooked up to the unified systems.

The way the customer wants

The downward curve of mobile communication growth on the Brazilian market (41% in 2004; 31.4 % in 2005; 15.9% in 2006) on one hand, corresponds on the other hand to upward competitive pressure.    Within this context it is important to have strategies to conquer new customers.  But equally challenging is the task of captivating, turning loyal, and making profitable our current customers.

When considering these fronts, VIVO used a varied range of initiatives – aggressive customer acquisition and retention actions and campaigns aimed to encourage the use of services until the launch of the innovative Vivo Escolha (VIVO Choice) plans.  Combining simplicity, freedom for customers to choose services and advantages, the Vivo Escolha plans were one of the important sales driving factors in the last months of the year.  The recovery in net additions confirms the soundness of developing actions and offering specific plans and services for each customer profile.  In the field of corporate customers, the strategy of focusing especially on the sector of small and medium-sized companies also proved sound and provided significant growth.

The quality differential

In addition to the campaigns, promotions and new plans, VIVO sought to further enhance an important element of differentiation: the quality of its services and customer relations.  VIVO upheld its leading position in the ANATEL ranking throughout the year.  In turn, ratings such as “customer retention” and “service level”, as well as growth in sales through its virtual shop, are proof of the advances obtained by means of the actions targeting improvement in operating efficiency, cost reduction, and alignment and modernization of the relationship channels.

VIVO’s strength

In this message we have sought to highlight some of the more significant facts of 2006.  The reading of this report will provide more details on the intense and far-reaching transformation movement that makes VIVO a solidly based company, with much more strength to compete.  Successfully promoting so many expressive changes demanded, above all, strong dedication of the teams – professionals motivated by sophisticated human resources practices, tuned in to the company’s objectives by means of intense and direct communication processes, qualified in hundreds of hours of training with special emphasis on those who work on the front lines (stores/call centers).

No matter how diverse the projects and initiatives developed in the course of the year, all feature has the same source of inspiration: they translate the spirit and modus operandi of a company moved by the same cause – customer satisfaction – and the same objective – growth with profitability.  We are, above all, a company devoted to the same ideal: to be the leader, in the full sense of the word; to be recognized for the excellence of its services, by the results it generates, by the value it adds to business and by the initiatives it adopts leading the industry trends.

Highlights in 2006

  Conclusion of the two stages of Corporate Restructuring resulting in one sole operator and one sole holding company;
  An extraordinary net profit of R$ 16.3 million, the consequence of corporate merger;
  The only operator to offer CDMA/EV-DO and GSM/EDGE technologies, the latter of which was implemented in record time.
  Leader of cellular telephony in Brazil with a 29% market share (source: ANATEL);
  Coverage of 100% of the municipalities in the states of São Paulo, Rio de Janeiro, and Espírito Santo;
  More than 8100 sales points, own or outsourced;
  Third edition of “Vivo in Action”, the greatest alternative reality game in Brazil with more than a million fans;
  The most valuable brand of the country in the telecommunications market according to Brand Finance ranking, evaluated at R$ 1.75 billion;
  More than 95% of customers already integrated in the unified management and control systems;
  Inauguration of Vivo Rio, a theater that is part of the MAM (Museum of Modern Art) situated at the complex of the Flamengo Park – Rio de Janeiro;
  Sponsorships: the yacht Brasil 1 in the Volvo Ocean Race, and the Brazilian National Soccer Team.

1 – Political and Economic Situation

During the year 2006, the fundamentals of the Brazilian economy in regard to the foreign sector showed additional advances.  At the end of 2006, despite strengthening of Brazil’s currency – the real (BRL) - the trade balance showed a record surplus of US$ 46.077 billion.  Brazil registered another historic record in foreign reserves that came to US$ 85.8 billion, up US$ 32 billion for the year.  These results led to important improvements in the country’s foreign credit indicators.  Among others, the foreign reserves/indebtedness ratio, which rose from 31.7% at year end 2005, to more than 47% at the end of 2006, and the total net debt/GDP ratio, which fell from 12.5% to less than 8.5% in the same period.  The improved foreign credit conditions led in turn to a drop in Brazil risk measured by the Embi+, which fell from 311 to 192 base points in the course of 2006, the lowest level since the series was begun in 1994.

The record trade and foreign reserve balances, besides explaining the drop in Brazil risk, also largely explain the drop in the price of the US dollar in the course of the year.  The average R$/US$ exchange rate in 2006 was R$ 2.18/US$ against R$ 2.43/US$ in 2005, a nominal appreciation of 10.3% for the year.  Among other effects, appreciation of the Brazilian currency generated significant effects on consumer inflation.  For the first time since the beginning of the inflation goal regime, the accumulated IPCA (broad consumer price index), of 3.1% in 2006, was below the central goal established by the Central Bank for the period (4.5%).  It should be noted that, apart from the effects of exchange rate appreciation, the growing credibility of the monetary authority also played a relevant role in controlling consumer prices.

The evolution of consumer prices at levels below the central inflation goal made it possible to continue the process of reduction in the basic interest rate throughout the year.  In 2006, the Selic rate was reduced by 475 base points, reaching the level of 13.5% at the end of the year.  Given this result, the nominal accumulated interest rate for the year came to 15.1%, equivalent to 11.6% in real terms.  Although this level is higher than that observed in other emerging economies, it is lower than the average registered in the last few years in Brazil, thus generating a more dynamic scenario of domestic demand.  Proof of this was the increase of more than 5% in the real wage mass and the strong expansion of credit whose share in the GDP jumped from 31.2% at the end of 2005, to more than 34% at year end 2006.

Despite the heat-up in domestic demand, up 3.9% in the year, foreign demand growth was negative to the tune of 0.9% resulting in the weak 3% GDP growth in 2006.  The low GDP growth rate is attributed mainly to the lower rate of investment in Brazil, which comes to less than 20% of the country’s GDP – insufficient  to guarantee sustained growth.

The World Cell Phone Market

The world mobile phone market grew 21.0% in 2003, and 25.3% in 2004.  In 2005, total users of mobile telephony worldwide stood at 2.17 billion, 23.5% more than in 2004, with 33.6% penetration.

According to estimates made by the Informa Telecoms & Media research company, at the end of 2006, approximately 2.7 billion people already owned a cell phone.  Nearly 950 million set were sold in the world in 2006.  Sales in 2007 are expected to pass the mark of one billion mobile phone sets.

The greatest demand comes from expanding markets such as India, China, and the countries of Africa and Latin America.  In the meantime, in the more well-established markets, consumers demand more and more resources for their cell phones.  In the developed markets, no cell phone is complete without an MP3 player, high resolution camera, and a selection of sophisticated videogames.

The importance of the data services can be observed in the operators’ strategies.  The main objective of the operators with the 3G is to obtain additional income with services that are not voice only.  This issue is crucial for operators active in saturated markets (density exceeding 70 cell phones per 100 inhabitants), and that suffer a drop in revenue from voice services due to competition.  However, for some operators, the increased capacity provided by the 3G technologies served to solve problems of congestion in voice services.

The following table shows data service revenue as a % of total service revenue for the main 3G operators in the world.

3Q06 (millions)	Country	Technology 3G	Cell Phones 3G	Data % Rev.
NTT DoCoMo	Japan	UMTS	29.1	28.5%
Verizon	United States	EVDO	13.7	12.9%
H3G	Europe	UMTS	13.5	28.0%
Vodafone	Europe	UMTS	10.3	17.4%
SK Telecom	Korea	EVDO	9.5	28.3%

SMS is the main component of data services revenue of operators that use 2G/2.5G networks.  Although they are made available by the operators, other services must coexist with restrictions imposed by the low data transmission rate of these systems.

With 3G systems, users have access to wireless broad band that place on another level the use of services such as:

  access to the Internet, using the cell phone as a modem;
  entertainment such as music, games, etc.;
  e-mail and access to other corporate services;
  mobile TV;
  mobile banking and payments via cell phone.

According to the consultant firm Frost & Sullivan, mobile content revenue in Latin America will grow 28% per year over the next five years to reach US$ 2.6 billion.

Of the total lines worldwide in the third quarter of 2006, 79.6% were users of GSM technology, 10.7% users of CDMA technology, 3.3% W-CDMA, and 6.4% other technologies.  As compared to the third generation (3G) technologies, W-CDMA (UMTS) had 85 million subscribers, and the 1xEV-DO had 45 million subscribers in the third quarter of 2006.  Data from Wireless Intelligence Ovum/GSM Association.

Up to the third quarter of 2006, Brazil ranked 5th in the world in number of cell phones after China, the United States, Russia, and India, in that order.  India hit the mark of 93.04 million cell phones in March 2006, passing Brazil to become the 4th ranking country in the world in number of cell phones.

The Cell Phone Market in Brazil

The year of 2006 continued to feature considerable growth of the Brazilian mobile phone business due mainly to the strong competitive pressure among the operators that forced a drop in the entrance barrier and the price of services.  The year closed with 99.9 million lines, registering nearly 16% growth for the year.  Even so, this December was the worst since 2002 for the sector.  Sales amounted to 2.5 million sets as compared to 3.8 million in 2005, which indicates a slowdown in the market’s growth curve.

Net additions in 2006 totaled 13.7 million, 33.5% less than the net additions registered in 2005.

Brazil closed 2006 with a mobile telephony penetration rate of 53.2%, which represents growth of nearly 7 percent when compared to the 46.5% registered at the end of the previous year.

Estimates point to ongoing deceleration in the mobile communications business growth rate in 2007, as already occurred in 2006.  On the other hand, ANATEL has scheduled a new call to bid for frequencies that may bring new competitors into the market/regions.

VIVO upheld its leadership in the Brazilian cell phone market, registering a 29% share at the end of the year.

According to data from ANATEL and the TELECOs website, the Northeast region registered the greatest regional penetration growth driven, above all, by the increased income in some of its states.  Penetration, which in the previous year stood at 30.52%, rose to 39.34% in 2006.  This increase allowed the Northeast Region to surpass the North Region (37.84%) as far as the penetration rate is concerned, thus no longer ranking last in the country.

The region that boasts the highest user per inhabitant ratio continues to be the Center West, with 70.36%, mainly due to the high 111.81% for the Federal District.  Although they have upheld their leadership, the central states of the country, together with the states of the North, registered the lowest growth in penetration – slightly more than 3% growth.

However, according to a study carried out by VIVO and made public at the end of 2006, the Brazilian market still has potential for growth in revenue and penetration, especially among the lower income brackets.  The world average of mobile phone revenue is 7.9% of the GDP, against 5.4% registered in Brazil.  Penetration in classes C, D, and E comes to 45% as compared to 80% in classes A and B combined.  On an average, Brazilian penetration in December 2006 was 53.2%, well below the 89% registered in the developed countries.

Of total cellular telephony lines in the Brazilian market, approximately 80.6% are of the pre-paid modality.  About 67% of these pre-paid lines belong to class C, D, and E users.  In turn, the Brazilians who use the post-paid system (19.4%) are predominantly class A and B users (76%).  Despite the smaller share of post-paid cell phone users, this public’s share in spending is significant: it amounts to 42% of the total while spending by the pre-paid cell phone users amounts to 58% of the total.

Along the same line as what already occurred in more developed markets, such as Europe and some Asian countries, demand for data and added value services is expected to continue to grow significantly in the course of 2007.  This progress could be driven by the diversity of solutions and applications of services provided by access to data via cell phone.

Regulatory Environment

2006 was marked mainly by continued fiscal controlling actions by ANATEL and the issue of Public Inquiries proposing regulatory changes especially focused on enhancing competitiveness and consumer rights.

One of the most relevant of these public inquiries was Public Inquiry No. 734, which proposed the implementation of a number portability that would allow users to migrate from one service carrier to another – fixed or mobile – without having to change phone numbers, and the deadline for responses to this closed on November 6, 2006. According to ANATEL´s proposal, this portability will be made available within the same registration area for the mobile telephone system, and its implementation period should be 18 months after the new regulations come into force. However, portability between fixed and mobile telephone services is not anticipated.

Public Inquiry No. 756 was another relevant inquiry; its period for responses will close on February 5, 2007. This proposes the holding of a public bidding for the issue of Authorizations for Use of Radio Frequencies for Exploring SMP (Mobile Cellular Service) in “D” and “E” Radio Frequency Subbands; in the new Radio Frequencies assigned to SMP in December 2006, particularly of the 1990 MHz band used previously by STFC; and in the Radio Frequency Extension Subbands in the 900 MHz band.

The most important of the new Regulations published by ANATEL in 2006, we highlight:

a) Resolution No. 438 related to the new Regulations on Remuneration for Use of SMP Provider Network, which put an end to the Bill & Keep system in relation to payment for use of networks among SMP providers within the same registration area, and maintained the system whereby the telecommunications operators would mutually agree on the remuneration for the use of the mobile network – VU-M;
b) Resolution No. 451 related to the Management of Numbering Resources, which will permit ANATEL to charge service providers for managing numbers, that is, for the authorization to use user access codes and network elements, such as telephone centers;
c) Resolution No. 453 related to the new Regulations on the Conditions governing Use of Radio Frequency 1.880 MHz to 1.885 MHz; 1.895 MHz to 1.920 MHz; and 1.975 MHz to 1.990 MHz Subbands;
d) Resolution No. 454 related to the new Regulations on Conditions governing Use of Radio Frequencies in the 800 MHz, 900 MHz, 1.800 MHz, 1.900 MHz and 2.100 MHz Subbands assigned for provision of SMP, such as that of 1.900 MHz previously used for STFC (Public Telephone Service – fixed line).

One of the important events in 2006 was also the fact that service operators continued to mutually agree on the remuneration for use of mobile networks (VU-M). In March 2006, ANATEL ratified a temporary agreement reached by the fixed national long-distance telephone service operators, which included all operators except for EMBRATEL, and mobile telephone operators. The agreement provided for a 4.5% adjustment in the price paid for VC-2, VC-3 and international long-distance calls to fixed telephone operators via VU-M, until a decision was rendered on the arbitration requests that are still being examined by this Authority

2 – Marketing Strategy

Growth of the mobile telephone market in Brazil is slowing down. As a result, the disputing of operators´ customer bases is increasing, significantly boosting competition. At the same time, all of the companies have sought to extract added value from each customer, while trying to retain their customers, and have raised level of expenses.

In this scenario, VIVO based its 2006 strategy on two fundamental principles:

  To invest in service providing capacity, with a focus on customer satisfaction; and
  To grow with profitability in order to ensure EBITDA (earnings before interest, taxes, depreciation and amortization) and its margin.

These principles were translated into a marketing strategy made up of great “macro actions”, which were put into effect throughout 2006 and will constitute the basis for the company to increase competitiveness in 2007:

  To deliver Basic Service with Quality Leadership, adjusting the company´s framework and optimizing key processes such as call center customer service and public stores;

  To develop an all-encompassing offer that meets customers´ telecommunications needs and incorporates several actions, the most relevant of which are:
      To launching the offer of GSM/EDGE technology to supplement CDMA/EV-DO technologies, giving customers greater freedom of choice;
      To create integrated telecommunications service packages together with Telefonica;
      To develop solutions for mobile broadband Internet access;

  Price perception repositioning as a result of launching new tariff plans, offering higher value and greater flexibility to customers;

  Aggressive customer loyalty programs in order to reduce churn (number of disconnected customers from the customer base in relation to the average number of active subscribers) through structured and focused actions by allocating funds according profitability and returns;

  Selective growth in segments and regions with higher value-creation potential;

  Ensure profitability of the current customer base as well as of new customers captured during the year by implementing actions that stimulate use of services (especially recharging of prepaid cards), improving segmented management and adjusting cost of servicing to the value of each segment; and
  Build/Communicate Brand Differential by exploiting the company´s competitive edge resulting from the better quality of its signal and coverage.

Corporate Segment

Vivo Empresas (VE) reported some outstanding results in 2006 due to a strategy buttressed on the following pillars:

  Expansion of the number of existing sales channels and creation of new channels.
  Increase in the direct sales force productivity.
  Greater focus on consulting sales practices that include voice, data and SVA solutions.
  Consolidation of the synergy with Telefônica.
  Improved customer services.

These five items fostered the outstanding results shown by the company, reflected especially in the growth of the business, improved lead position in the corporate segment, which, in turn, boosted revenue and the following indicators:

  Loyalization of the holders of 670,000 lines, whose contracts were renewed and handsets replaced;
  A growth upwards of 150% in operations involving data solutions.

A major part of the results is due to investments and improvements made in sales channels where the setting up of a special Board of Directors for Small and Medium Companies was a fundamental step. It allowed for a on-hands management of the channel and ongoing alignment with the guiding principles of the Regional Offices and VE´s Planning and Management Board. Measures such as the hiring of new authorized agents (23% increase in the total number of authorized agents) and implementation of new channels such as Concessionaires, Third Parties, Telesales and Virtual Store enabled the company to register a historic record of net add in 2006. In the Domestic and Global Accounts segment, the climbing leadership position was due not only to the addition of new strategic customers, but also to gain loyalty of current customers and winning back of key high-end customers.

In addition to channel expansion, Vivo Empresas made substantial investments in training its sales force (account managers and consultants) by offering an intense voice and data training program which carried out over 420 training sessions for VIVO´s direct employees and consultants that work for its commercial partners all over Brazil.

In a ground-breaking effort, VIVO again focused on the launching of data products, such as the new Smartmail service modules and devices such as Motorola MotoQ, Growell EV-DO card and FWI, a wireless modem with EV-DO technology used in desktops. In addition, the company broadly advertised the introduction of VIVO Zap products and SMS packages, especially among small and medium-size companies.

One other significant event in 2006 was the result of the Vivo Empresas-Telefônica synergy program. Broad in scope, the partnership includes from the sharing of partners and sales structures to the use of complementary products such as the carrier selector code (CSP) 15 by VE´s customers nationwide.

Vivo Empresas also made huge investments in customer relations - it has expanded its specialized customer services with the addition of Relations Consultants and Resident Technicians -, and in training call center operators and in segmentation practices used by the corporate call center.

Vivo Brand

Although it has been on the market for less than three years, in 2006 Vivo became the most valued brand in Brazil in the mobile telecommunications business, according to a study carried out by British consulting company Brand Finance. Worth an estimated R$ 1.75 billion, the brand was awarded several notable prizes in 2006, and was privileged to have its case reported in an article in the Brazilian issue of Philip Kotler´s book “Marketing Management”.

In 2006, management of the VIVO brand lent priority to stressing attributes such as leadership, innovation and close customer ties, as well as highlighting the attribute of best call quality, highly prized by customers.

Likewise, it was its customers that inspired the setting up of the Loja Conceito Vivo project at the Morumbi Shopping Mall in São Paulo. This is a space which has been especially devised for the public to share a real-life experience of the brand, and to become acquainted and try out the company´s products, services and technology.

Plans and Campaigns

Communication Campaigns

2006 featured communication campaigns to disclose important innovations and benefits offered by VIVO to the public, and to bridge the span between the company and its customers.

In this scenario, VIVO´s communication feat during the 2006 World Cup played a strategic role in strengthen its position and in disclosing a series of innovations and benefits to customers. A sponsor of the Brazilian Soccer Confederation (CBF) and of the player, Robinho, the company launched a large campaign called “Vivo liga a torcida, Vivo liga o Brasil” (VIVO connects the fans, VIVO connects Brazil), thereby marking its presence among millions of Brazilian viewers as one of the patrons of the games broadcast by Globo, SPORTV and ESPN stations, and also offered its mobile customers the contents of the Terra Portal on an exclusive basis. From an advertising viewpoint, the campaigns focused on the customer´s perspective, as well as the simplicity and transparency of the information.

Surveys conducted by the company confirmed the excellent results of this campaign not only in terms of recall rate, but also in strengthening positioning, top-of-the-mind ranking, and valuation of certain characteristics such as leadership, call quality, better handsets, innovation and modernity.

In 2006, VIVO was also among the top-ranking companies on ANATEL´s list of operators with best call quality throughout the year. VIVO ranks first on ANATEL´s list of what customers consider the most relevant features: call disconnect rate, completed originated call rate and complaints about the network. This proves that VIVO has the best coverage and signal among the rival companies, and assures a quality connection to its customers in both areas covered by VIVO and in most unusual places such as elevators, garages and tunnels.

The quality of the call was an attribute that was publicly disseminated for the first time during the World Cup campaign, buttressed on ANATEL´s quality indicator list. Thus, VIVO capitalized on this strength to point out how this sets it apart from its competitors.

As part of its customer-focused communication strategy, VIVO went one step further and revolutionized the mobile telephone business in Brazil, on launching in October 2006, “Vivo Escolha” Plans (Choose VIVO), an innovative plan that blends simplicity, freedom of choice of customer services and benefits, any of which can be combined into a package that caters to each customer´s use profile exactly. Through a campaign featuring TV show hostess Marília Gabriela as the announcer of these important changes in VIVO plans, the company positioned itself as having the best plan options and the only operator to offer customers the possibility of choosing which benefits they would like to acquire.

As a result, VIVO strove to enhance price perception of the market as well as of its customer base. The plans portfolio was updated in view of the new players on the market, which offered discounts and aggressive subsidies as a means of leveraging sales. This adjustments was extended to the customer base through a migration of customers to selective plans designed to increase customer profitability and loyalty via segmented promotions.

In addition to offering customers greater freedom of choice, VIVO´s new plans are more competitive than its current plans and even those of its rivals. Their characteristics were defined to meet market needs, which, in turn, were identified based on a survey conducted by the company.

A review of VIVO´s tariff plans in 2006 also led to the launching of new plans for VIVO ZAP, VIVO´s mobile telephone broadband. A communication campaign designed for personal use presented the new and more competitive plans that were being introduced on the market, as well as the benefits brought by the 3G technology, such as speed of transmission 20 times higher than that offered by the competition.

Vivo Empresas sought through the communications strategy it adopted in 2006 to create synergy and consistency through clearer and easily understandable messages which invoke the concepts of speed, practicability and connectivity.

For this purpose, priority was given to strengthening key brand attributes such as market leadership, coverage and credibility, and to creating a greater association with attributes considered relevant in this category, such as value, technology and innovation.

A major institutional campaign was organized in two phases. Its purpose was to disclose the benefits of VIVO ZAP and the set of Vivo Empresas solutions. The creative line of the campaign used an instructive form of communication and simple language, and focused on consumer´s perception of affordable products and services that could foster team growth and development.

The retail campaigns were highlighted in the media in 2006. In an integrated form, these retail campaigns featured differentiated promotions and the exclusive benefits offered by VIVO to its customers with a view to heightening brand value awareness.

The most prominent among these major campaigns were those celebrating important dates in the year, such as the Mother´s Day Campaign, the Father´s Day Campaign and the Christmas Campaign. The Mother´s Day campaign was based on the theme “to cheer”, and sought to create a synergy with the institutional campaign, which had an emotional appeal that sought to involve all Brazilians in the period before the World Cup. The expression "Por conta da Vivo" (On VIVO´s account) set the tone of the campaign to promote the brand in the Father´s Day and Christmas Campaigns, showing that VIVO not only provides high quality services, but also has competitive promotions that offer customers more benefits while saving their money.

2006 Customer Acquisition, Loyalty and Profitability Promotions

The promotions made in 2006 were aimed at selective growth, especially of postpaid plans and segments with a greater value-creating potential, and sought to improve price perception and strengthen the leadership position of the brand. In addition, most of the retail campaigns in 2006 were based on segmentation, granting high-end customers scaled bonuses depending on their call-minutes plan or recharge total.

Among the different benefits featured in the promotions, VIVO sought to create attractive promotions that would simultaneously foster the development of consumer habits in customers by encouraging them to adhere to more profitable postpaid plans (pegged to discounts on handset prices), increase monthly card recharging by prepaid customers and improve the uprightness rate of postpaid plans.

Some of the main benefits included intranet local call bonuses, discount rates for intranet calls (local and long-distance using Telefônica´s long-distance carrier selector code 15) and selected handset price abatements (postpaid plan promotions offering escalating discounts according to higher service plan value to boost growth of the high potential segment), among others.

In all VIVO´s acquisition campaigns, a special focus was placed on valuation of the current customer base and all customers were given the opportunity of exchanging handsets and keeping their numbers, a measure that was aligned to those designed to make loyal and identify the most profitable customers. Furthermore, with the launching of “Liga Brasil por Menos” (Call Brazil for Less”) in June, the customer base was given the opportunity of participating in acquisition campaigns by registering and paying a single adhesion fee. This same procedure was adopted in the promotion called “R$1,000 por Conta da Vivo” (R$1,000 on VIVO´s account), which lasted throughout the second half of the year.

Acquisition and Loyalty

VIVO kicked off 2006 with a summer promotion (“Summer Promotion R$0.30 per minute”) that allowed participating customers to speak to any VIVO phone in Brazil at the rate of R$0.30 per minute.

This strategy was designed to capture new customers and make the customer base loyal (by offering to exchange their handsets), by exploiting the VIVO Community concept across Brazil. The restricted requirements of a minimum card recharge and timely payments in order to enjoy the benefits were used as a way of raising participating customer profitability.

The Mother´s Day campaign was held all through April and May to take advantage of the second best sales period in the year (second only to Christmas) and increase capture of new customers and current customer loyalty by exchanging handsets on buying a new one. The benefit granted under the Mother´s Day promotion was double the bonus that had been given to postpaid plan subscribers and double the recharge amount to prepaid plan subscribers, and to adjust the bonus to each customer´s profile, thereby fostering loyalty and maintaining captured customer profitability. These bonuses were valid for local VIVO-to-VIVO calls.

In June, a campaign called Liga Brasil por Menos was centered on the 2006 World Cup. The promotional benefit of this campaign was the same as that of the Summer 2006 campaign – to call any VIVO number in Brazil for R$0.30 per minute for a period of six months, provided cards were recharged at least every 30 days in the case of prepaid plans, and timely payments were made in the case of postpaid plans. In addition, VIVO allowed its customer base to take part in this promotion upon registering their names and paying a single adhesion fee of R$9.90, thus stimulating loyalty and customer profitability.

The Father´s Day campaign lasted from July 17 to September 14, and was based on the motto “R$1,000 por Conta da Vivo”. The same strategy as in the Mother´s Day Campaign was used, and a bonus granted according to each customer profile. Applied in the same way to both prepaid and postpaid plan subscribers, the bonus was escalated according to the call-minutes plans and recharge amounts to a ceiling of R$1,000. The benefit was extended up to the end of 2006 for those who recharged cards every 30 days or made timely payments in the case of postpaid plan subscribers. Its current customers were also permitted to take part in this promotion on buying a new handset (pre and postpaid plans), registering their names and paying the adhesion fee (postpaid subscribers), or simply recharging the card (regardless of the amount). The acquisition campaign was also used to stimulate card recharging, making it a new promotion unnecessary.

Due to the excellent results derived from the Father´s Day promotion, the motto “R$1.000 por Conta da Vivo” was maintained to the end of the year. When the Father´s Day promotion ended, the campaign under the motto “R$1.000 por Conta da Vivo” was re-launched twice, the first lasting from September 15 to November 12 and the second, from November 13 to December 31, this became VIVO´s 2006 Christmas promotion. However, in the re-launchings, the customer base was required to register and pay the adhesion fee or exchange on buying a new handset in order to enjoy the benefits of this promotion. Furthermore, the benefits were valid for six months and no longer to the end of 2006.

In short, the highlights for year 2006 were the launching and extension of the R$1.000 por Conta da Vivo campaign throughout most of the second half of the year. This was due to the very good results achieved both in terms of customer acquisitions and card recharging during the Father´s Day promotion. In addition, this promotion allows for greater synergy between acquisition, loyalty and profitability, with a consequent decrease in communications and trade marketing costs and simplification of IT developments. It also improved customer recall rate in connection with this campaign due to a single visual identity.

Profitability

Several campaigns were carried out during the year to activate the customer base. They were encouraged to make calls, receive calls, use SMS and recharge cards. The most important of these campaigns were:

  Recharge with Services: a bonus was granted for use of SMS (VIVO to VIVO phones) over a 15-day period for customers that increased card recharging from a face value of R$1.00 to one of R$10.00. These bonuses were granted proportionally to the recharge face value in order to encourage higher recharging.

The Recharge with Services was the most effective promotion held last year. It increased the percentage of customers that use only SMS from 18% to 23%. In addition, SMS was included as an optional service in Vivo Escolha Pré, prompting the start-up of SMS package sales and standardizing SMS rate for prepaid plans at R$0.36 (down from R$0.60 to R$0.36 in São Paulo).

The combination of these factors caused SMS traffic to rise threefold above the figure posted for the same period in 2005, reversing the downward trend in traffic.

  Incoming Traffic Bonus: granting of a bonus in proportion to incoming traffic of at least R$1.00 and at most R$2.50 per week. The customer´s status was required to be active in order to enjoy this benefit. This effort reversed the downward trend of incoming traffic.
  Vivo Pré Fala Mais: this promotion was to increase outgoing calls. After the third minute, the call was free if it lasted up to 45 minutes and valid for VIVO-originated calls to fixed telephones.

Furthermore, in October 2005, VIVO had launched “Vivo e Você na Copa” (VIVO and You at the World Cup), with a focus on the current customer base (postpaid and prepaid subscribers) and designed to raise customer profitability. This promotion took 75 customers plus one guest to the 2006 World Cup games played by the Brazilian team.

3 – Business Performance

Vivo Part is the holding company that controls the operator Vivo S.A., a wholly owned subsidiary that is authorized to provide personal mobile telephone services in the states of São Paulo, Paraná, Santa Catarina, Rio de Janeiro, Espírito Santo, Bahia, Sergipe, Rio Grande do Sul, Acre, Amazonas, Amapá, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima, Tocantins and in the Federal District.

Operating Performance

At the end of 2006, VIVO boasted 29,053.000 customers and a 38.2% market share in it’s operational area. It maintained its lead position throughout the year, clearly demonstrating that the strategy of investing in coverage, innovation, service quality proved efficient and resulted in a high cost-benefit ratio for customers in a market marked by strong competition.

The figures below show VIVO´s operating performance:

The ARPU (average revenue per user) of R$27.1 posted in 2006 was 5.2% lower than in 2005. Total MOU (average monthly minutes of use by customer) registered in 2006 was 74 minutes.

SAC (subscriber acquisition cost) reached R$118 in 2006, down 22.4% when compared to 2005, which was R$ 152. The decrease is due to a reduction in subsidies, commissions and advertising, at the same time as efforts were made to retain customers, especially medium and high-end customers.

The registered penetration level in the VIVO area in 2006 was 55%, indicating that there is still room for growth, especially in the lower income segments.

GSM/EDGE scalable to W-CDMA Network

At a meeting held on July 20, 2006, the Board of Directors decided and authorized the company´s management to implement the GSM/EDGE network, and this relevant fact was registered at the Securities Exchange (CVM) and published in business newspapers on July 24 and 25.

The building of a GSM/EDGE network that is scalable to W-CDMA, plus its current CDMA/EV-DO network, which will continue to be fully operative and in expansion, will assure VIVO a competitive technological edge over its rivals, since it will be the only company to offer customers this choice, depending on their needs.

The installation of VIVO´s GSM/EDGE network was started when it signed supply agreements on August 4, 2006, and is being completed in record time. Investments (CAPEX) to install this new VIVO network are an estimated R$1,080,000,000.00 (one billion and eighty million reais), and the network is expected to have the same coverage as the CDMA technology.

Infrastructure – Network

As mentioned above, VIVO started to implement the GSM/EDGE network in 2006, having managed to include this year 113 municipalities in the state of São Paulo; 85 in the state of Rio Grande do Sul; 173 in the states of Paraná and Santa Catarina; 25 in the states of Rio de Janeiro and Espírito Santo; 17 in the states of Bahia and Sergipe; and 48 in the Center-West and North Regions, totaling 461 municipalities that have this technology available to them.

On the other hand, coverage by 1xRTT technology continued to expand. In 2006, another 125 municipalities were provided with this new technology, 22 in the state of São Paulo; 36 in the states of Paraná and Santa Catarina; 47 in the states of Bahia and Sergipe; plus another 16 in the Center-West Region; 3 in the North Region and one in the state of Rio Grande do Sul, totaling 1,870 municipalities. In addition, at the end of 2006, EV-DO technology was available in capital and main cities within the VIVO authorization area, such as: São Paulo, Rio de Janeiro, Salvador, Vitória, Porto Alegre, Brasília, Curitiba, Florianópolis, Campinas, and Campos do Jordão.

VIVO´s mobile telephone network, which worked on digital TDMA, CDMA, 1xRTT, GSM/EDGE and analog technologies, ended the year covering 63.6% of the municipalities, or 91.4% of the population living in its authorization area.

During the year, EV-DO service coverage was enhanced (evolution of the CDMA technology that allows for an up to 2.4 Mb/s data flow) in São Paulo, Rio de Janeiro, Paraná, Santa Catarina, the Center-West Region, Bahia, Sergipe and Rio Grande do Sul. The offer of this innovative service was thus extended to a number of consumer areas.

Service platforms were centralized and unified throughout 2006, with the result that the company can now offer standardized products to over 29 million customers in its authorization area. Besides, new service platforms for GSM/EDGE technology, such as terminal validation and network management platforms, were also installed and seamlessly incorporated to the existing network, after due adjustments were made to its own platforms.

Distribution Network

On December 31, 2006, VIVO recorded a total 307 of its own sales outlets (94 in São Paulo; 50 in the states of Rio de Janeiro and Espírito Santo; 33 in the state of Rio Grande do Sul; 37 in the states of Paraná and Santa Catarina; 24 in the states of Bahia and Sergipe; and 69 in the states that make up the Center-West and North Regions). It also has an efficient network of authorized dealerships – retail and resales -, all of which amounts to 7,837. Thus, VIVO maintained its lead position, with a total 8,144 points of sale.

Card recharging for prepaid plan subscribers was available at 322,863 locations, which included its own stores, dealers, lottery shops, physical and virtual card distributors such as small shops, drugstores, newspaper stands, book stores, bakeries, gas stations, bars and restaurants. Electronic recharging is also provided by several banks.

Information Systems

The most significant development in Information Systems in 2006 was to overcome the challenge of consolidating VIVO´s main system platforms. This was achieved as a result of the consolidation of the datawarehouse; migration of RJ/ES and CO/N (Center-West/North) regional systems to a single postpaid plan billing system which already encompassed SP, PR/SC and RS; and lastly with the consolidation of a prepaid plan system applying to all regional offices. These projects are expected to be completed in the first quarter of 2007, when the BA/SE state customers finally migrate to these systems.

Another significant step forward was the implementation of the IT governance model designed to heighten operation credibility and promote sustainable growth. These achievements include:

      A new IT Management Model, with the implementation of a corporate governance model that strengthens the relationship between the systems and business areas;

      Implementation of procedures and controls to ensure compliance of the IT framework with the requirements set out in the Lei Sarbanes-Oxley Act, based on the model proposed by COBIT and ITIL;
  Operating Excellence:
      Improvement in availability and performance indicators, always based on end-to-end transaction measurements;

      Incorporation of Operating and Infrastructure resources that were previously outsourced;
  Efficiency: To meet goals and challenges, while honoring budget commitments with a focus on an ongoing improvement in area efficiency.

Lastly, due to competencies acquired by VIVO and the dedication of its work teams, the systems were adjusted to GSM/EDGE technology in a very short time, while they are still compatible with the CDMA/EV-DO and TDMA technologies.

Fraud and Cloning

2006 was marked by an ongoing struggle against fraud and cloning via specific projects such as the authentication of the terminal base. This reduced losses due to cloning and fraud to an negligible level.

A Fraud and Cloning Committee was set up, which managed to significantly reduce these incidents, thanks to the integrated and joint efforts of several areas. The primordial step was the authentication of the network and terminals, and this has currently achieved 100% of the digital network and 97% of postpaid handsets.

Quality Program

The good practices to be followed so as to make the necessary adjustments to qualify for ISO 9001:2000 certification were introduced into work routines. Internal quality make certain that the mapped procedures are followed and duly registered. This project also served as basis for reviewing other processes with a view to meeting requirements set out in the Sarbanes–Oxley Act.

We directed the focus of our actions on improving those processes that cause a direct impact on the customer´s experience with VIVO. Within this context, all procedures involving sales activities, use of services, billing and customer services, were specifically outlined and undertaken by teams that devote their time specifically to these, based on existing best and most efficient practices.

4 – Customer Services

Significant changes were made to VIVO´s customer services´ management structure. Duties were divided between the Premium Relations sector, which manages high-value customer services and electronic service channels (Internet, Self-Help Terminals and Virtual Store), and the Call Center, which is responsible for the telephone channel.

Customer services actions focused on stabilizing this business area to either increase or maintain the level of services (customer service wait time) and on seeking to retain high-end customers.

One of the most important steps to increase service quality was the Operation Management Project, designed to train approximately 800 call center and back-office supervisors, and focus on resolving problems on the customer´s first call (First Call Solution Rate). Special attention was given to developing leadership skills, an essential aspect in any environment that has over 14,000 employees taking around 15 million incoming calls per month. The complaints registered at ANATEL, which have dropped 34% in 2006, reflect the improvement in the quality of customer services.

In the electronic business area, the Virtual Store (www.vivo.com.br/lojavirtual) showed an improvement in sales performance, with an amazing 200% growth. The Fale Conosco feature, which answers over 53,000 e-mails per month, was also restructured in order to become more agile.

Advances were made in 2006 in the unification of customer service and billing systems, with the incorporation of Rio de Janeiro and Espírito Santo, as well as of all the states of the Center-West and North Regions. The project is expected to be completed in 2007, with the final incorporation of the last states (Bahia and Sergipe). As a result, all VIVO regional offices will be working with single systems.

Customer orientation is an obligation all company officers and employees are accountable for. The program “Vivo para o Cliente” has officers from the different departments take customer calls at the call center, at the own store and in the corporation segment for a few hours. The purpose is to have them face real customer problems, encourage them to observe the activities, processes and services and then hold discussions and brainstorming for improvement opportunities. This project, together with Cliente Vivo (VIVO Customer), which is a forum for customer complaints, combines all the company´s efforts to reach a common goal: that of guaranteeing the best services with assured quality.

5 – Economic and Financial Performance

The figures for year 2005 were prepared on a combined basis in order to allow comparison with 2006’ figures, as per Note 33 to the Financial Statements

In millions of R$	2006	2005	Var.(%)
Net Operating Revenue	10,936.7	11,253.8	-2.8%
Operating Costs and Expenses	8,340.1	8,230.1	1.3%
EBITDA	2,596.6	3,023.7	-14.1%
Profit for the Year	16.3	(594.0)	n.a.
Loans and Financing	3,553.3	4,156.3	-14.5%

Operating Revenue

The net operating revenue of Vivo Part decreased by 2.8%, dropping to R$ 10,936.7 million in 2006 against R$ 11,253.8 million in 2005, due, mainly, to the 16.1% decrease in the revenue from sales of handsets and accessories.

The net operating revenue from services decreased by 0.5%, totaling R$ 9,560.2 million in 2006, against R$ 9,612.6 million in 2005. Such decrease reflects the reduction in the revenue from subscription and usage, partially offset by an increase in the use of network and other services as a result of the offer of new data services.

The net operating revenue from of handsets and accessories sales in 2006 was R$ 1,376.5 million, a 16.1% reduction in relation to 2005, which recorded R$ 1,641.2 million revenue. Such reduction is related to better commercial agreements and reduction in the average price of handsets.

Operating Costs and Expenses

The operating costs increased by 1.3%, totaling R$ 8,340.1 million in 2006, mainly due to the increase in interconnection expenses resulting from the end of the partial Bill & Keep system (rule under which interconnection costs among Mobile Telephone operators were invoiced if they were higher or lower than 45% and 55% of the total traffic) in July 2006, offset by a reduction in the cost of goods sold. Among the costs worthy of mention are collection actions, credit management systems for acquisition of new clients and maintenance of the existing clients, in addition to others which were implemented during the year for reduction in the Provision for Bad Debtors – PDD. There has been, further, a specific campaign for recovery of expired credits, which was carried out in the last quarter of 2006, and contributed for the company to record the lowest value of the last two years.

EBITDA

The EBITDA was R$ 2,596.6 million, 14.1% lower than in 2005, due to the constant competitive pressure and default costs in the first semester, which have been already redressed since the second half of the year. The EBITDA margin of 23.7% on the net operating revenue is 3.2 percentile points lower than the margin recorded in 2005. Such margin is affected by the arithmetic effect of the Bill & Keep system, as above mentioned, which increased the company’s revenues and costs. From the analysis of the EBITDA evolution and of the Margin, a constant evolution is observed in the third and fourth quarters of the year, reflecting the successful implementation of the efficiency and competitiveness actions.

EBITDA is calculated as follows:

R$ million
Operating Income (*)                           (545.7)
Financial Income (*)                              748.0
Depreciation and Amortizations (**)   2,394.3
                                                           2,596.6

(*) See Income Statement
(**) See Statement of Changes in Financial Position

EBITDA means net earnings added by income tax, net financial (revenues) expenses, net exchange and monetary variation1 and depreciation and amortization. The EBITDA is not a measure used in accounting practices adopted in Brazil or in the North-American generally accepted accounting principles (USGAAP), does not represent the cash flow for the reported periods and should not be deemed as an alternative to net profit as an operating performance indicator or as an alternative to the cash flow as a liquidity index. Definition of EBITDA has not a standard meaning and may not be comparable to the EBITDA or adjusted EBITDA defined by other companies. Although the EBITDA does not provide, pursuant to the accounting practices adopted in Brazil and in the United States of America, a measure for the operating cash flow, our management uses it to measure our operating performance.

Profit for the Current Year

The consolidated income for the fiscal year records a profit of R$ 16.3 million in 2006, mainly due to the use of benefits arising out of the conclusion of the corporate restructuring.

Loans and Financing

By the end of 2006, the Company´s debt was R$ 4,500.4 million (R$ 5,652.8 million by the end of 2005), of which 59% were denominated in foreign currency and entirely protected by hedge transactions.

The indebtedness recorded on December 31, 2006 was offset by cash and financial investments (R$ 1,447.6 million) and by derivative assets and liabilities (R$ 500.5 million payable), resulting in a net debt of R$ 3,553.3 million) (R$ 4,156.3 million at December 31, 2005).

6 – Investments – CAPEX  (Capital Expenditures)

The Company continued with its projects for improvement and expansion of the capacity of services rendered, which provided support to the increase of the CDMA 1XRTT and EVDO network, expansion of own transmission routes, systems centralization and integration (billing, collection and CRM, among others), development of new services and opening and renovation of sales points and terminals for the corporate segment.

In the aggregate, R$ 2,123.0 million were invested along the year. Such total included the investment in the GSM/EDGE network and in the current CDMA/EV-DO network.

7 – Capital Market

The São Paulo Stock Exchange index – Ibovespa, posted 44,473 points at the year end. In 2006, the Ibovespa increased by 32.9%, while the Dow Jones Industrial Average (DJIA) increased by 16.8%. The average daily volume of transactions traded at São Paulo Stock Exchange – Bovespa in 2006 was R$ 2.4 billion, recording a 51.1% increase in relation to 2005.

Vivo Part shares started being traded at São Paulo Stock Exchange – BOVESPA after the corporate restructuring on March 31, 2006, under the codes VIVO3 (common shares – ON) and VIVO4 (preferred shares – PN) and at New York Stock Exchange – NYSE under the code VIV (American Depositary Receipts – ADRs).

The market value of the registered common shares – ON (VIVO3) and of the registered preferred shares – PN (VIVO4) was, respectively, R$ 14.70 and R$ 8.74 at the trading session of 12/28/2006. In 2006, Vivo Part shares recorded a daily average trading volume of R$ 2,349.28 thousand for ON shares and R$ 21,957.72 thousand for PN shares at the São Paulo Stock Exchange.

At NYSE, the ADRs were traded at the year end for the price of US$ 4.11, recording a total trading volume of 334,202,653 outstanding ADRs. In average, US$ 11.10 million were daily traded in 2006.

Per share	2006

Equity Value (R$)	5.81
ADR price in US$	4.11
Preferred share price (R$)*	8.74
Common share price (R$)*	14.70

(*)Closing price in Bovespa’s last trading session of the year

The Company’s Capital Stock in December 2006 was R$ 6,347,784,334.54, represented by 524,931,665 common shares and 917,186,080 preferred shares.

Distribution of Dividends

In compliance with the provisions in article 7, combined to articles 26 and 27 of the Company’s Articles of Incorporation, in article 202, items I, II, III of Law no. 6404/76, in article 2 of Law no. 10.303/2001 and in Law no. 8920/94, the Management has proposed a resolution to be made for the payment of dividends on its preferred shares, as follows:

Dividend	16,808,606.96
Common Shares	0
Preferred Shares	16,808,606.96

Per share Dividend in R$	Net Value per Share
ON Shares	0
PN Shares	R$ 0.018416532

The dividends shall be paid until not later than December 21, 2007.

Corporate Restructuring of the Holding Companies

At special shareholders’ meetings held on February 22, 2006, the shareholders of Telesp Celular Participações S.A. (“Vivo Part”), Tele Centro Oeste Celular Participações S.A., ("TCO"), Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”) and Celular CRT Participações S.A. (“CRTPart”) approved the corporate restructuring proposed by their respective Boards of Directors, at a meeting held on December 04, 2005, through merger of TCO shares and conversion of TCO into a wholly-owned subsidiary of Vivo Part, as well as the merger of the companies TSD, TLE and CRTPart into Vivo Part, and consequent extinguishment thereof, in conformity with the terms and conditions contained in the Relevant Fact disclosed to the market on the same date.

The Corporate Restructuring, with consequent centering of all company shareholders in a single joint stock company, simplified the corporate framework of the publicly-held companies, thereby reducing costs and increasing value for the shareholders, since they now hold interest in a company with greater liquidity on both the domestic and foreign stock exchanges. It has also made easier the unification, standardization and streamlining of Vivo businesses. This fosters better use of the synergies created among the referred Companies which, directly or via the respective operators that they control, already operated under VIVO brand.

Corporate Restructuring of the Operators

The Corporate Restructuring described in the Relevant Fact dated May 02, 2006 was approved on extraordinary shareholders meeting held on October 31, 2006, as evidenced in the minutes published as from November 01, 2006, referring to the companies Telergipe Celular S.A., Telebahia Celular S.A., Telerj Celular S.A., Telest Celular S.A., Celular CRT S.A., Telesp Celular S.A., Tele Centro Oeste Celular Participações S.A., Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A., Teleacre Celular S.A. and Norte Brasil Telecom S.A. (collectively referred to as “Operators”), which were merged into Vivo S.A. (formerly named as Global Telecom S.A.) and, consequently, extinguished. Having in consideration the proposal submitted by the Management of Vivo S.A., the General Shareholders’ Meeting decided not to merge TCO-IP S.A., which remained in existence, since it is not a Personal Mobile Service – SMP operator.

In relation to the former minority shareholders of TCO, Telegoiás, Telemat, Telems, Teleacre and Teleron, which were holders of shares in such companies before the merger of the shares thereof and the corporate restructuring subject matter of the Relevant Fact disclosed on 12/04/05, and still held dividends/interest on own capital and fractions thereof arising out of grouping of shares, as previously deliberated, which payments of dividends and interests referred to fiscal years 2003, 2004 and 2005 and have not yet been claimed and were not subject to the statute of limitations on the merger date, it has been resolved that, as from 11/01/2006, the title to the accounts held by the operators mentioned in this item should be transferred to Vivo S.A., with the account and branch numbers to remain the same in order to identify the origin of the payment by ex-operator, until the forfeiture of such dividends/interests.

As it has been already explained in the Relevant Fact published on May 02, 2006, the SMP and SCM services that were rendered by the Operators in all the areas and regions started being fully and entirely rendered by the Mergor to the Operators’ clients and users, without any action having been required from them.

Since the Corporate Restructuring did not directly involve Vivo Participações, having affected only the companies controlled by it, the capital stock and assets of Vivo Participações, as well as its shareholding structure and present rights attached to the shares issued by it, did not suffer any change.

Said structuring, in the same manner as it happened to the holding companies, contributed to increase of the organization efficiency, administrative and commercial simplification and better management of funds, among other advantages.

Capital Increase

On May 03, 2006, the Board of Directors of Vivo Participações approved a capital increase and issued a total 15,705,528 new common shares at the issue price of R$ 12.37 in view of preemptive rights, being exclusively intended for premium capitalization.

The issue price was 100% of the weighted average of the closing prices registered by the São Paulo Stock Exchange in the 15 trading sessions held between April 07, 2006 and May 02, 2006. The preemptive rights were authorized to be exercised in the period between May 08, 2006 and June 06, 2006.

This capital increase enabled Brasilcel, as the controlling shareholder of Vivo Participações, to capitalize part of the tax benefit related to the premium produced from the acquisition of the company. CVM regulations permit buyers of joint stock companies to capitalize tax benefits derived from amortization of premium on company acquisitions, provided preemptive rights related to such capital increase are extended to the other shareholders of the public held company. The tax benefits capitalized by Brasilcel relative to Vivo Participações included R$193,837,444.06 in tax benefits for the fiscal year ending on December 31, 2005 and R$439,937.75 for previous fiscal years, totaling R$ 194,277,381.81.

8 – Corporate Governance

Investor Relations

Vivo Participações has been working with the constant purpose of improving its corporate governance practices, upon promoting a professional management and awarding equal treatment to all its shareholders.

In order to keep the capital market informed about the company´s operations, meetings were conducted along year 2006 with analysts and investors, as well as several events have been accomplished. Further, Vivo Participações keeps information and communication channels available by telephone, e-mail and website (www.vivo.com.br/ri), containing updated information about the company´s operations.

Sarbanes-Oxley

The company has taken all necessary actions in order to be compliant with the requirements of the Law applicable to companies that trade securities on the US market, which reinforces the corporate governance rules related to the disclosure and issuance of financial reports.

Compliance with Section 404 of Sarbanes-Oxley Act of 2002

As from the fiscal year ended December 31, 2006, Section 404 of Sarbanes-Oxley Act of 2002 has required our company to include in our annual reports – Form 20-F – a Management Report on Internal Controls Related to Financial Statements.

Said report is available in our form 20-F referring to fiscal year 2006 and attests that the internal controls have been evaluated in conformity with the rules of the North-American regulatory authorities, and that the results obtained show their effectiveness as of December 31, 2006.

Since the beginning of 2005, the management has prepared a comprehensive plan for compliance with Section 404 within the required deadline. The work included: (1) documentation and assessment of the adequacy of our internal controls regarding the financial statements, (2) corrective actions related to eventual control deficiencies, (3) validation, on a test basis, to the effect that the controls operate as they are documented, and (4) implementation of a continuous improvement process and internal control reports referring to the financial statements.

The Executive Officers’ Committee of Vivo reaffirms its commitment to the effectiveness of its internal controls, in conformity with the best corporate governance practices, transparence and value to shareholders at long term.

Code of Ethics

The purpose of the Code of Ethics is to set parameters for compliance with policies, regulations and other applicable rules, based on honest, accurate and ethic behavior. The policy applies to all the company’s employees, elected directors and officers (President, Vice-Presidents) and non-elected officers (General Directors, Executive Officers, Division Officers and Managers).

In conformity with the Code, Vivo’s employees and executive officers are committed to abide by the direction of their respective superiors, rules, policies and applicable regulations. The executive officers also play a quite important role in disseminating information, undertaking the duty of providing necessary explanations and communication, as the case may be, in order to ensure compliance with defined rules by their subordinates.

Policy for Disclosure of Relevant Act or Fact and Disclosure Committee

The Policy for Disclosure of Relevant Act or Fact was set up by the Board of Directors of Vivo Part in compliance with Article 16 of CVM Instruction no. 358, dated January 03, 2002.

The ultimate responsibility for the disclosure of relevant information, act or fact is incumbent upon the CEO, the CFO and the Investor Relations Officer, the first two of them being responsible for authorizing the information to be disclosed, while the Investor Relations Officer is responsible for the communication itself of the relevant information, under the terms of the provisions in the Relevant Act or Fact Policy and in CVM Instructions 358/02 and 369/02.

Said disclosures are reviewed by the Disclosure Committee in support to the CEO and CFO. The Disclosure Committee is responsible for processing the disclosure of information, relevant Acts and Facts of the Company, ensuring quality disclosure of information, as well as for the implementation of the Disclosure Procedures and Controls.

The Disclosure Committee reports directly to the CEO and to the CFO and comprises one coordinator and 10 members (representing the Investor Relations, Controls, Corporate Communication, Accounting, Financial, Financial Planning, Communication and Publicity and Compliance Officers, as well as the General Secretary and the Legal Officer), and has the duty of evaluating the need to outsource services (such as auditors, legal counsels and other independent consultants), in order to warrant adequate support to the disclosure process.

Policy for Agreements with Related Parties

As provided for in article 117 of Law no. 6404/76 and in Article 9 of the Company’s Articles of Incorporation, the prior approval by the General Shareholders’ Meeting shall be required for the execution of agreements with related parties whose terms and conditions are more burdensome to the company than those usually adopted on the market for agreements of the same nature.

Audit and Control Committee

The Audit and Control Committee is a collegiate body, being made up of three members of the Board of Directors. It is governed by the rules set forth in its Bylaws, in conformity with the resolutions made by the Board of Directors, and under the terms and limits of the applicable laws and of the Articles of Incorporation of the Company.

Board of Directors

The Board of Directors of Vivo Part is made up of 9 members. The directors are elected for three-year terms of office by the General Shareholders’ Meeting, which is also empowered to dismiss them. Reelection is permitted.

Meetings of the Board of Directors are regularly held once in every quarter period and specially held whenever necessary. None of its members occupies an executive position and three of its members are independent directors, as required in the Sarbanes-Oxley Law.

Statutory Audit Council

The Statutory Audit Council comprises three effective members and three deputy members elected by the General Shareholders’ Meeting for a one-year term of office. The Statutory Audit Council has a permanent nature, holds regular meetings once in every quarter period and special meetings whenever called by the chairman of the Board of Directors or by two members of the Statutory Audit Council.

Executive Officers Committee

The Company has six Executive Officers, who may or may not be shareholders, all Brazilian residents elected by the Board of Directors, for a three (3)-year term of office, for the positions of Chief Executive Officer, Executive Vice President of Operations, Executive Vice President of Finance, Planning and Control, Executive Vice President of Marketing and Innovation, Vice President of Networks and Vice President of Compliance. One same executive officer may hold more than one position, but no executive officer may be a member of the Board of Directors.

9 – Research and Development

VIVO has entered into agreements with the Federal University of Rio Grande do Sul State – (UFRGS) and with the Pontifical Catholic University of Rio Grande do Sul (PUCRS). Such agreements allow VIVO laboratories to be created at the university premises, wherein new technology research and development projects are performed, providing support/stimulation to the company’s technological innovation processes.

Another agreement was entered into in the end of 2004 with the CPqD, Research and Development Center, for evaluation and studies of new technologies.

These initiatives contribute to the human and professional development of the employees involved in the process, once they allow interaction with new work groups, ideas and knowledge; get Vivo closer to the Brazilian society and the scientific community, by means of publications and development of new technologies and, mainly, generate innovation tools and processes which reinforce Vivo’s technological leadership.

Additionally, but not only, Vivo has among its employees Researchers, Engineers and technicians who ensure its development and innovation process. These professionals may be found in IT, Products Development and Technology.

10 – Human Resources

People, to Vivo, are the significant factor in the development of its strategies towards the accomplishment of differentiated results. Ultimately, they are responsible for the success of its products at the time of their purchase and use, for the correct invoicing and for the quality of customer assistance.

Talent Attraction and Retention

In order to attract new professionals, the company has implemented the 5th Trainees Program, which allows potential young workers to become acquainted with the main areas of activity of the company. In order to retain talents, actions have been carried out such as the Coaching Program, which is implemented with a group of executives/key position employees of the organization towards developing organizational and personnel management competences.

The company has continued investing in 2006 in the development and formation of new managers.

Professional Qualification and Development

The highly competitive market and the need to keep leadership have continued to demand efforts and investments from the company in continuously developing its professionals, with some R$ 5.4 million having been invested in 2006. This was one of the most significant factors that contributed to the increased competitiveness of Vivo.

2,161 employees were trained in 2006 – having accomplished 85,207 hours/class, which corresponds to 14h45 per employee. Most training was focused on technical and leadership programs.

There were also investments in the GSM/EDGE capacitation programs, which are turned to sales fronts and call center, aligning concepts that aggregated points in customer assistance quality and in selling arguments.
With the purpose of integrating people into the international context, the company sponsored trips of six (6) employees in 2006 for specific short-duration programs in Spain, in addition to financing participations at congresses in several countries.

In-Company Environment

In 2006, Vivo continued its mission to develop an internal communication management pattern which allows the transmission of the company’s strategy, creation and involvement of everyone in a common, transparent and customer-oriented culture.

From the redesign of the organization towards actions to get people closer to the business, Vivo worked in an effort to make its employees a team of professionals each time more qualified, motivated and engaged in the company’s goals.

Communication and information have been the trumps to promote corporate alignment, disseminate knowledge about facts and challenges and, specially, to stimulate involvement. Accordingly, quarterly meetings have been held through videoconference for presentation of the financial results, first-hand presentation of the main outside campaigns, as well as production of different corporate campaigns which played the role of making employees aware and proud of working in the company.

As already mentioned, an innovative program for changing the organization culture entitled “Vivo to the Client” has been prepared and enforced in 2006, getting the executive officers of the company closer to the front line (shops, call center and corporate).

For the success of the projects implemented in 2006 (among which are the migration from the unified systems in the States of RJ, ES and CO/N, the Merger Project – unifying the companies which made up Vivo into one sole company, - Project W, of implementation of the GSM network, Vivo counted on a team of united employees, who have actively taken part in such results.

Another positive participation of the employees was in the Expenses Reduction campaign, in which all the employees were devoted to reducing operating expenses and acted pro-actively by sending almost 3 thousand suggestions of expense cutoffs and revenue increase.

The employees have also been heard by means of the 4th research on the company’s internal environment, a powerful communication instrument, in which the professionals freely exposed their ideas concerning labor relations, in-company environment and processes. The action plan arising out of the research has been implemented since 2004, translating the advance in proposal of joint work between the top management and the employees, striving for excellence and leadership.

Labor Staff

The total labor count in the end of 2006 was 5,896, against 6,084 in December 2005. Such reduction was mainly due to the centralization of some activities and optimization of the company’s processes.

The distribution per activity is as follows:

Area of Activity	2006	2005	% var
Technical and Operations	1,865	1,528	22.1%
Marketing and Sales	2,167	2,532	-14.4%
Customer Assistance	382	399	-4.3%
Financial and Administrative Support	1,482	1,625	-8.8%
TOTAL	5,896	6,084	-3.1%

Adhesion to the Private Pension Plans represented 60.13% of the total labor count, which means 3,546 workers (December 2006).

11 – Socio-Environmental Responsibility

Vivo Institute, an entity that manages the company’s social investment, redirected the company’s social focus in 2006, providing support to youth education programs, tuned in with the Company.

The first projects aligned to the new focus were selected by internal contest, which covered all Vivo’s regional companies. Concurrently, projects already supported by the company have been made compliant with such new policy.

Another material fact was the consolidation of the Institute’s governance system, which started counting on an advisory council comprised of executive officers of the company.

Additionally, the Vivo Voluntário (Vivo Volunteer) program has carried out several social actions to the benefit of the community in which the company is present, such as Christmas and Children’s Day campaigns.

In 2006, the volunteers also worked in the review and digitalization of materials into Braille format and recording of audiobooks. About 510 hours were recorded in Espaço Vivo Voluntário of Rio de Janeiro and more than 39 thousand pages were printed in Braille in the Espaço Vivo Voluntário of São Paulo.

Still in 2006, Vivo Institute offered courses for capacitation in reviewing and reading of materials and audiodescription, a technique which allows volunteers to be able to describe a theatre play to a visually-disable person. The audiodescription at Vivo Theater, the sole place in Brazil provided with the necessary equipment for such activity, started in October 2006 and after two months the company’s volunteers had already performed audiodescription sessions of the play “The Saint and the Sow” to more than 120 visually-disable people.

Vivo’s mission is to “become a model of environmentally responsible company, aiming at creating a competitive advantage”.

For such purpose, its actions are based on three major directives:

VIVO´s Impact on the Environment

  Policies and Procedures – to foster the commitment to develop and implement a policy and procedures designed to minimize risks and heighten awareness of the public involved.
  Waste Management – to create tools to evaluate waste stemming from company operations and to establish the most adequate form of waste collecting and disposal, as well as actions to minimize waste production.

VIVO´s Contribution to the Environment

  Environmental Education – implement internal and external campaigns and events aimed at heightening environmental awareness of employees, customers, community members and shareholders. To develop creativity and environmental management to become a competitive advantage for the company.

Commitment with the Community and Government

  Electromagnetic emissions – to educate and inform the community and to take part in discussions on legal aspects related to the business with the regulatory authorities, and to create tools to update technical research on such emissions, and to comply with Anatel Resolution No. 303.

A Retrospect of 2006:

In 2006, VIVO started collecting handsets and accessories for reuse and recycling, with a campaign in its stores name “Your useless handset may connect the world to a better future”. Being the first mobile telephone operator to implement such project, starting from its regional companies in São Paulo, Rio de Janeiro and Federal District as a pilot program, it is estimated that and other four thousand (4,000) points of collection will be opened in all its regional companies as from July 2007. Such project, besides generating benefits to the environment, is of a social-environmental nature, given that all the proceeds from reusable handsets will be donated to institutions assisted by VIVO Institute.

VIVO has been seeking to integrate all the internal departments around the environmental responsibility matter, as well as to apply and expand its environmental programs in all its regional companies in Brazil. In 2006, it has successfully held the “VIVO’s 2nd Environment Week – How is your environmental awareness?”.

Vivo has also carried out several actions and campaigns, among them the selective collection of recyclable items, the correct disposal of residues deemed to be hazardous to health, such as batteries, fluorescent lamps, hospital garbage and electroelectronic devices. The results in 2006 were quite positive, having exceeded the previous year, as shown in the table below:

Residue management
	Handset batteries (units)	Radio Base station batteries (tons)	Fluorescent lamps	Recyclable residues (tons)
2006	104,586	316	10,283	304
2005	46,994	90	4,217	190

12 – Awards

In 2006, Vivo was granted several awards, most notable among which were:

  Citizenship Prize from 2006 Telecom Anuário with the project Environmental Education School – Park School, sponsored since 2004 by Vivo Institute.
  Top of Marketing ADVB 2006 with Vivo Play 3 G case.
  Companies that mostly respect the consumer, an award granted by Revista Consumidor Moderno (Modern Consumer Magazine).

13 – Independent Audit

The policy of Vivo Participações S.A. towards its independent auditors as regards the rendering of services not related to external audit is substantiated on principles that protect auditor´s independence. Such principles are based on the fact that the auditor should not audit his own work, nor exercise management functions or act as a legal counsel for his customer.

In fiscal year 2006, Vivo Participações S.A. assigned to these auditors other works that were not directly related to the auditing of the financial statements, the amount of which did not exceed 5% of the total fees related to the independent audit services.

The independence of these auditors is ensured to the extent that the referred works were carried out by a staff acting independently in relation to the group in charge of the external audit works. Decision making about the adopted procedures was established by the company´s Management.

Policies and Procedures:

The Company´s and its controlled companies´ policies prohibit their independent auditors to be retained for rendering services that entail conflict of interest or loss of objectiveness thereof. Additionally, any relationship between the Company (or its Directors/Officers) and the independent auditors causing loss of independence is forbidden.

14 – Outlooks and Future Plans

From a macroeconomic viewpoint, it is anticipated that Brazilian economy in 2007 will record a slightly higher growth than it did in 2006, stimulated by government-driven actions, increase in employment level and internal demand and by the world economy growth.

As far as cellular telephony is concerned, it is estimated that the growth will, once again, exceed the average growth of the economy. Among some highlights for 2007 which may generate changes in the market scenario is the possibility of mergers/acquisitions, bidding processes for radiofrequency authorizations from ANATEL, continued strong competition scenario, continuance of the focus on the data business, aiming at increasing the ARPU, search for synergies and scale economies and customer retention and fidelity campaigns and actions, in addition to convergent offers among fixed telephony, mobile telephony, data and media services.

Within this context, the Company intends to keep its leadership position on the Brazilian market, enhancing its actions towards achieving nationwide coverage, stimulating its growth, attempting to provide differentiated services marked by quality and excellence.

15 – Acknowledgments

The management of Vivo Participações S.A. wishes to thank our shareholders, customers, suppliers and financial institutions for their cooperation and faith in us, and the employees, in particular, to whose devotion to the job and efforts we owe the results we have presented above.
Management

BOARD OF DIRECTORS’ OPINION

The Directors, after the due examination and discussion, and based on the favorable opinion issued by the Members of the Statutory Audit Committee and by Deloitte, Touche Tohmatsu, Independent Auditors, have provided their unanimous and unqualified approval for the Management’s Annual Report, the Financial Statements, together with the Independent Auditors’ Opinion, for the fiscal year ended December 31, 2006 and for the Statutory Audit Council’s Opinion, to be submitted to the 2007 General Shareholders’ Meeting.

STATUTORY AUDIT COUNCIL’S OPINION

The undersigned members of the Statutory Audit Council of Vivo Participações S.A., in the exercise of their duties and legal assignments, as set forth in items II, III and VII of article 163 of Law no. 6404/76, have examined and reviewed the Management’s Annual Report and the Financial Statements of the Company for fiscal year ended December 31, 2006 and, taking into consideration the explanations provided by the Management and the unqualified opinions of Deloitte, Touche Tohmatsu, Independent Auditors, issued on this date, have provided their unanimous opinion to the effect that the same fairly reflect, in all material aspects, the equity and financial position of the Company, whereby they recommend their approval, without exceptions, by the General Shareholders’ Meeting to be held for such purpose, under the terms of the Brazilian Corporate Law.

São Paulo, February 06, 2007.

Élson Espedito Panoeiro

Norair Ferreira do Carmo

Fabiana Faé Vicente Rodrigues

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Vivo Participações S.A. and Subsidiary

Financial Statements
for the Years Ended
December 31, 2006 and 2005 and
Independent Auditors’ Report

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Management of
Vivo Participações S.A.
São Paulo - SP

1.     We have audited the individual (Company) and consolidated balance sheets of Vivo Participações S.A. (previously Telesp Celular Participações S.A.) and subsidiary, as of December 31, 2006 and 2005, and the corresponding statements of operations, changes in shareholders’ equity (Company), and changes in financial position for the years then ended, prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.     Our audits were conducted in accordance with Brazilian auditing standards and included: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions and the accounting and internal control systems of the Company and its subsidiary; (b) examining, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the accounting practices and significant estimates adopted by Company’s management and its subsidiary, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements mentioned in paragraph 1 present fairly, in all material respects, the individual and consolidated financial position of Vivo Participações S.A. and subsidiary as of December 31, 2006 and 2005, the results of their operations, the changes in shareholders’ equity (Company) and the changes in their financial position for the years then ended, in accordance with accounting practices adopted in Brazil.

4. The supplementary information for the years ended December 31, 2006 and 2005, referring to the statements of consolidated cash flows, is presented in order to permit additional analyses and is not required as part of the basic financial statements. We reviewed this information in accordance with the audit procedures mentioned in paragraph 2 and, in our opinion, it is fairly stated in all material respects in relation to the financial statements taken as a whole.

5. As mentioned in Note 1, the merger into the Company of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A., and the merger of the shares of Tele Centro Oeste Celular Participações S.A. were approved on February 22, 2006. Consequently, the financial statements as of December 31, 2006 are not comparable with those of December 31, 2005.

6. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 6, 2007

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

VIVO PARTICIPAÇÕES S.A.
(previously Telesp Celular Participações S.A.)

BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais - R$)
		Company		Consolidated
ASSETS	Note	12.31.06	12.31.05	12.31.06	12.31.05

CURRENT ASSETS
Cash and banks		1,990	326	82,927	117,993
Temporary cash investments	4	-	-	1,364,713	904,153
Trade accounts receivable, net	5	-	-	1,961,246	1,775,409
Inventories	6	-	-	282,020	258,755
Advances to suppliers		-	-	13,142	18,273
Interest on shareholders' equity and dividends		205,105	64,148	-	-
Deferred and recoverable taxes	7	6,520	13,400	1,662,739	949,115
Derivative contracts	15	-	2,777	1,298	300,662
Prepaid expenses	8	807	807	181,872	187,276
Other assets	9	590	14,706	122,537	90,158
Total current assets		215,012	96,164	5,672,494	4,601,794

NONCURRENT ASSETS
Long-term receivables:
Deferred and recoverable taxes	7	471,337	370,026	2,624,938	1,352,773
Derivative contracts	15	-	1,115	135	5,354
Prepaid expenses	8	2,530	3,337	21,314	25,030
Other assets	9	2,439	1,945	21,619	18,435
Investments	10	9,443,335	7,140,076	979,158	1,550,211
Property, plant and equipment, net	11	103	231	6,445,479	4,600,732
Intangible, net	11	-	-	1,642,683	1,392,677
Deferred assets, net	12	-	-	134,257	177,300
Total noncurrent assets		9,919,744	7,516,730	11,869,583	9,122,512

TOTAL ASSETS		10,134,756	7,612,894	17,542,077	13,724,306

		Company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	Note	12.31.06	12.31.05	12.31.06	12.31.05

CURRENT LIABILITIES
Payroll and related accruals		2,204	1,032	156,625	105,106
Trade accounts payable	13	1,770	24,934	2,627,013	1,536,277
Taxes payable	14	1,302	74,636	453,710	506,624
Loans and financing	15	71,789	1,066,051	1,590,345	1,546,935
Interest on shareholders' equity and dividends		29,391	-	51,702	51,771
Reserve for contingencies	16	508	-	61,911	41,266
Derivative contracts	15	239	211,456	372,229	321,686
Other liabilities	17	76,690	22,774	386,422	215,285
Total current liabilities		183,893	1,400,883	5,699,957	4,324,950

NONCURRENT LIABILITIES
Long-term liabilities:
Taxes payable	14	-	-	212,469	169,578
Loans and financing	15	1,576,252	2,065,778	2,910,048	3,646,102
Reserve for contingencies	16	-	260	84,712	171,518
Derivative contracts	15	2,545	130,632	129,718	294,416
Other liabilities	17	-	-	132,981	44,086
Total noncurrent liabilities		1,578,797	2,196,670	3,469,928	4,325,700

MINORITY INTEREST		-	-	-	1,058,189

SHAREHOLDERS' EQUITY
Capital stock	18	6,347,784	6,670,152	6,347,784	6,670,152
Treasury shares		(11,070)	-	(11,070)	-
Capital reserves		1,071,316	793,396	1,071,316	793,396
Income reserves		765,068	-	765,068	-
Accumulated earnings (losses)		198,648	(3,448,359)	198,648	(3,448,359)
Total shareholders' equity		8,371,746	4,015,189	8,371,746	4,015,189

FUNDS FOR CAPITALIZATION		320	152	446	278

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		10,134,756	7,612,894	17,542,077	13,724,306

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

VIVO PARTICIPAÇÕES S.A.
(previously Telesp Celular Participações S.A.)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais - R$, except per share amounts)
		Company		Consolidated
	Note	12.31.06	12.31.05	12.31.06	12.31.05

Revenue from services	19	-	-	12,712,028	8,269,362
Sale of handsets and accessories	19	-	-	2,742,645	1,985,514

GROSS OPERATING REVENUE		-	-	15,454,673	10,254,876
Deductions from gross revenue	19	-	-	(4,517,959)	(2,781,810)

NET OPERATING REVENUE		-	-	10,936,714	7,473,066
Cost of services provided	20	-	-	(3,665,858)	(1,825,568)
Cost of goods sold	20	-	-	(1,898,310)	(1,587,028)

GROSS PROFIT		-	-	5,372,546	4,060,470

Selling expenses	21	-	-	(3,787,500)	(2,571,455)
General and administrative expenses	22	(18,727)	(8,454)	(1,112,184)	(659,355)
Other operating expenses	23	(315,971)	(340,288)	(812,532)	(625,228)
Other operating income	23	68,000	9,631	541,928	282,204
Equity		795,372	49,526	-	-

OPERATING INCOME (EXPENSES)		528,674	(289,585)	(5,170,288)	(3,573,834)

OPERATING INCOME (LOSS) BEFORE FINANCIAL
INCOME (EXPENSES)		528,674	(289,585)	202,258	486,636
Financial expenses	24	(380,804)	(624,841)	(1,020,855)	(1,136,493)
Interest on shareholders' equity paid		-	-	-	(24,281)
Financial income	24	42,602	39,485	286,754	261,106
Interest on shareholders' equity received		-	75,468	-	-
Monetary and exchange variation, net	24	6,456	(46)	(13,884)	(42,227)

OPERATING INCOME (LOSS)		196,928	(799,519)	(545,727)	(455,259)
Nonoperating expenses, net	25	(125,402)	(17,213)	(288,970)	(65,318)

INCOME (LOSS) BEFORE INCOME TAXES AND
MINORITY INTEREST		71,526	(816,732)	(834,697)	(520,577)
Income and social contribution taxes	26	(753)	-	859,012	(246,066)
Minority interest		-	-	(7,968)	(166,884)

INCOME (LOSS) BEFORE REVERSAL OF INTEREST ON
SHAREHOLDERS' EQUITY		70,773	(816,732)	16,347	(933,527)
Reversal of interest on shareholders' equity		-	(75,468)	-	24,281

NET INCOME (LOSS) FOR THE YEAR		70,773	(892,200)	16,347	(909,246)

EARNINGS (LOSS) PER THOUSAND SHARES - R$		0.05	(1,347.07)

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

VIVO PARTICIPAÇÕES S.A.
(previously Telesp Celular Participações S.A.)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (COMPANY)
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais - R$)
		Capital reserves			Income reserves
	Capital		Special	Tax incentive	Legal	Reserve for	Reserve for	Treasury	Accumulated
	stock	Goodwill	premium reserve	reserve	reserve	contingencies	expansion	shares	earnings (losses)	Total

BALANCES AT DECEMBER 31, 2004	4,373,661	99,710	990,169	-	-	-	-	-	(2,556,159)	2,907,381

Capital increase - Special Shareholders' Meeting of January 7, 2005	2,053,896	-	(53,896)	-	-	-	-	-	-	2,000,000
Capital increase - Special Shareholders' Meeting of July 31, 2005	242,595	-	(242,595)	-	-	-	-	-	-	-
Premium paid on acquisition of fractional shares	-	8	-	-	-	-	-	-	-	8
Net loss for the year	-	-	-	-	-	-	-	-	(892,200)	(892,200)

BALANCES AT DECEMBER 31, 2005	6,670,152	99,718	693,678	-	-	-	-	-	(3,448,359)	4,015,189

Reduction of capital - Special Shareholders' Meeting of February 6, 2006	(3,147,782)	-	-	-	-	-	-	-	3,147,782	-
Transfer amount merger - Special Shareholders' Meeting of February 22, 2006	2,631,137	415,371	347,331	3,589	97,421	11,070	602,612	(11,070)	490,188	4,587,649
Minority interest incorporation	-	-	-	-	-	-	-	-	(2,681)	(2,681)
Provision of goodwill reserve	-	-	(52,412)	-	-	-	-	-	-	(52,412)
Unclaimed dividends and interest on shareholders' equity	-	-	-	-	-	-	-	-	11,718	11,718
Capital increase - Special Shareholders' Meeting of June 8, 2006	194,277	-	(194,277)	-	-	-	-	-	-	-
Decrease of goodwill reserve	-	-	(241,682)	-	-	-	-	-	-	(241,682)
Net income for the year	-	-	-	-	-	-	-	-	70,773	70,773
Proposed allocation of income:
Legal reserve	-	-	-	-	3,539	-	-	-	(3,539)	-
Dividends	-	-	-	-	-	-	-	-	(16,808)	(16,808)
Reserve for expansion and modernization	-	-	-	-	-	-	50,426	-	(50,426)	-

BALANCES AT DECEMBER 31, 2006	6,347,784	515,089	552,638	3,589	100,960	11,070	653,038	(11,070)	198,648	8,371,746

The accompanying notes are an integral part of these financial statements.

VIVO PARTICIPAÇÕES S.A.
(previously Telesp Celular Participações S.A.)

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais - R$)
	Company		Consolidated
	12.31.06	12.31.05	12.31.06	12.31.05

SOURCES OF FUNDS
From operations (see below)	-	-	2,020,747	971,625
From shareholders:
Capital increase	-	58	-	58
Reserves	-	8	-	8
From third parties:
Loans and financing	67,686	1,384,038	1,217,420	2,288,542
Unclaimed dividends and interest on shareholders' equity	11,718	-	22,728	-
Interest on shareholders' equity and dividends received	1,968,398	99,824	-	-
Increase in noncurrent liabilities	-	-	166,478	-
Capital increase - minority interest	-	2,904	-	-
Decrease of investment	631,800	-	-	-
Tax incentive	-	-	24,162	-
Decrease of deferred and recoverable taxes	-	-	-	66,017
Decrease of noncurrent assets	-	3,103	-	21,506
Transfer of property, plant and equipment to current assets	-	-	-	5,276
Transfer from noncurrent to current assets	2,755	-	283,936	307,348
Transfer from derivative contract to current assets	-	-	10,180	311,395
Total sources	2,682,357	1,489,935	3,745,651	3,971,775

USES OF FUNDS
From operations (see below)	290,056	664,906	-	-
Additions to property, plant and equipment and intangible	-	-	2,102,422	1,546,065
Additions to deferred assets	-	-	1,510	580
Additions to investment	318,570	-	3	8,771
Provision of special premium reserve	52,412	-	52,412	-
Minority interest acquisition	2,681	-	2,681	-
Goodwill paid of acquisition subsidiaries	-	-	-	12,100
Increase in noncurrent assets	1,893	2,708	27,886	34,536
Decrease in noncurrent liabilities	-	-	-	20,539
Transfer from noncurrent to current liabilities	254	-	306,477	122
Transfer from loans and financing and contract derivatives to
current liabilities	724,790	694,027	2,590,561	738,210
Transfer from current to noncurrent assets	-	16,679	-	-
Interest on shareholders' equity and dividends	16,808	-	16,808	-
Proposed dividends for minority interest	-	-	-	46,345
Loss of subscription minority interest	-	-	-	7,214
Total uses	1,407,464	1,378,320	5,100,760	2,414,482

EFFECT ON WORKING CAPITAL ARISING FROM THE MERGER	60,945	-	1,050,802	-

INCREASE (DECREASE) IN WORKING CAPITAL	1,335,838	111,615	(304,307)	1,557,293

REPRESENTED BY
Current assets:
Beginning of the year	96,164	765,433	4,601,794	4,363,351
End of the year	215,012	96,164	5,672,494	4,601,794
	118,848	(669,269)	1,070,700	238,443

Current liabilities:
Beginning of the year	1,400,883	2,181,767	4,324,950	5,643,800
End of the year	183,893	1,400,883	5,699,957	4,324,950
	(1,216,990)	(780,884)	1,375,007	(1,318,850)

INCREASE (DECREASE) IN WORKING CAPITAL	1,335,838	111,615	(304,307)	1,557,293

SUMMARY OF SOURCES (USES) OF FUNDS FROM OPERATIONS
Net income (loss) for the year	70,773	(892,200)	16,347	(909,246)

Items not affecting working capital:
Equity pick-up	(795,372)	(49,526)	-	-
Depreciation and amortization	310,817	338,256	2,394,385	1,552,485
Minority interest	-	-	7,968	166,884
Interest, monetary and exchange variations on noncurrent items	(17,690)	(204,429)	(123,721)	(253,207)
Net book value of property, plant and equipment	19	105	48,828	1,733
Provision for loss on assets	-	-	277,987	36,403
Reserve for contingencies	112	260	50,344	3,251
Reserve for pension and other post-retirement benefit	-	-	824	125
Gain on extinguishment of liabilities	-	-	-	(7,425)
Decrease of advances for future capital increase	118,575	-	-	-
Taxes	-	-	(4,403)	-
Loss in change of participation in subsidiaries	-	(6,647)	671	15,830
Recoverable and deferred tax	(34,605)	-	(929,699)	-
Gain on derivative contracts	57,315	149,167	280,203	363,712
Shared system depreciation apportionment	-	108	-	1,080
Others	-	-	1,013	-
Items not affecting working capital	(360,829)	227,294	2,004,400	1,880,871

Total	(290,056)	(664,906)	2,020,747	971,625

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

VIVO PARTICIPAÇÕES S.A.
(previously Telesp Celular Participações S.A.)

STATEMENTS OF CONSOLIDATED CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais - R$)
	Consolidated
	12.31.06	12.31.05

CASH FLOWS PROVIDED BY OPERATIONS
Net income (loss) for the year	16,347	(909,246)
Adjustments to reconcile net income (loss) for the year to cash provided by operating activities:
Minority interest	7,968	166,884
Depreciation and amortization	2,394,385	1,552,485
Shared system depreciation apportionment	-	1,080
Gain on extinguishment of liabilities	-	(7,425)
Provision for loss on assets	277,987	36,403
Gain on property, plant and equipment disposals	(1,220)	(1,922)
Loss in forward, swap and option contracts	764,264	941,142
Monetary and exchange variation	(334,978)	(388,440)
Loss in change of participation in subsidiaries	-	15,830
Allowance for doubtful accounts	720,496	514,756
Reserve for pension and other post-retirement benefit	824	125
Provision for loss on investment	671	-

(Increase) decrease in operational assets:
Trade accounts receivable	102,074	(806,346)
Inventories	80,292	196,557
Deferred and recoverable taxes	(907,635)	103,426
Other current and noncurrent assets	243,569	73,181

(Increase) decrease in operational liabilities:
Payroll and related accruals	6,785	779
Trade accounts payable	153,870	(155,832)
Interest payable	(56,064)	32,051
Taxes payable	(219,211)	36,578
Reserve for contingencies	(211,366)	58,894
Other current and noncurrent liabilities	50,333	8,839
Net cash provided by operating activities	3,089,391	1,469,799

INVESTING ACTIVITIES
Additions to property, plant and equipment and intangible	(2,102,422)	(1,546,065)
Additions to deferred assets	(1,510)	(580)
Short-term investments pledged as collateral	145,523	(166,395)
Other investments	(3)	(8,771)
Cash received on sale of property, plant and equipment	50,048	3,655
Net cash provided by investing activities	(1,908,364)	(1,718,156)

FINANCING ACTIVITIES
New loans obtained	2,200,702	3,592,689
Loans paid	(2,962,043)	(2,999,002)
Net settlement on derivative contracts	(640,470)	(657,993)
Dividends and interest on shareholders' equity paid	(63,167)	(76,854)
Cash received relating to reverse stock split	6,580	64,344
Capital stock increase	-	58
Premium paid on acquisition of fractional shares	-	8
Merger minority interest	(2,681)	-
Cash and banks effect - merger subsidiaries	826,297	-
Net cash provided by financing activities	(634,782)	(76,750)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	546,245	(325,107)

CASH AND CASH EQUIVALENTS
At the beginning of the year	855,751	1,180,858
At the end of the year	1,401,996	855,751

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	546,245	(325,107)

SUPPLEMENTARY CASH FLOW INFORMATION
Income tax and social contribution paid	154,509	406,567
Interest paid	453,229	447,694
Noncash transaction:
Donations	19,254	9,159
Provision of special premium reserve	52,412	-
Unclaimed dividends and interest on shareholders' equity	22,728	-
Write-off reserves	241,682	-
Proposed dividends	16,808	-
Tax incentive reserve	24,162	7,887
Transfer goodwill	259,069	133,370
Merged net assets, net of cash	3,761,352	-

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

VIVO PARTICIPAÇÕES S.A. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(Amounts expressed in thousands of Brazilian reais - R$, unless otherwise indicated)

1. OPERATIONS

Vivo Participações S.A. (“Company”) (previously Telesp Celular Participações S.A.) is a publicly-traded company whose controlling shareholders, as of December 31, 2006, are Brasilcel N.V. and its subsidiaries Portelcom Participações S.A., Sudestecel Participações Ltda., Avista Participações Ltda., TBS Celular Participações Ltda. and Tagilo Participações Ltda., which, together, excluding treasury shares, hold 62.95% of the total capital stock.

The controlling shareholders of Brasilcel N.V. are Telefónica Móviles, S.A. (50% of the total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of the total capital stock) and Portugal Telecom, SGPS, S.A. (0.001% of the total capital stock extraordinary).

On February 22, 2006, the Extraordinary General Shareholders’ Meeting approved the merger by Vivo of Tele Centro Oeste Celular Participações S.A. (“TCO”) shares, for conversion into a fully-owned subsidiary of Vivo, and the merger of the companies Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”) and Celular CRT Participações S.A. (“CRTPart”), as mentioned in the Relevant Fact dated December 4, 2005.

The results of the merged companies from January 1 to February 22, 2006 are shown in the Company’s results, as foreseen in the merger protocol.

Auction of share fractions

Auctions were held on April 19 and 24, 2006 in the São Paulo Stock Exchange (BOVESPA) to reallocate in the “Free Float” 641,766 shares (310,366 common code VIVO3 shares and 331,400 preferred code VIVO4 shares), corresponding to the fractions remaining after the exchange of shares of the companies Tele Sudeste Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. for Vivo shares derived from the capital restructuring approved by the Extraordinary General Shareholders’ Meeting of February 22, 2006. The amounts raised are available to the shareholders holding these fractions at any branch of the Banco ABN Amro Real S.A., the depository agent for Vivo book-entry shares.

Corporate restructuring

The Extraordinary General Shareholders’ Meeting held on October 31, 2006 approved the merger by the fully-owned subsidiary Global Telecom S.A. of the other fully-owned subsidiaries of Vivo Participações S.A., namely Telergipe Celular S.A., Telebahia Celular S.A., Telerj Celular S.A., Telest Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Tele Centro Oeste Celular Participações S.A., as well as the subsidiaries of Tele Centro Oeste Celular Participações S.A., Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A., Teleacre Celular S.A. and Norte Brasil Telecom S.A.

The objective of the corporate restructuring was to simplify the corporate and operational structure, by unifying the general business administration of the operators. This will now be concentrated in a single operating company controlled by Vivo, to take full advantage of the synergies between the companies involved, increasing Vivo shareholder value and continuing the process initiated with the corporate restructuring approved in the Extraordinary General Shareholders’ Meeting held on February 22, 2006. Concurrently with the corporate restructuring, the name of Global Telecom S.A. was changed to Vivo S.A. (“Vivo”).

Prior approval for the merger of the subsidiaries was obtained from National Telecommunications Agency (ANATEL), on July 25, 2006, in Act No. 59,867, published in the Official Daily Government Newspaper (DOU) on July 27, 2006.

Due to the fact that the corporate restructuring does not directly involve Vivo Participações S.A., but only the subsidiary companies, Vivo’s capital stock and shareholders’ equity, as well as its share structure and the current shareholder rights, will not undergo any change.

The fully-owned subsidiary Vivo S.A. provides cellular telecommunications services, including activities necessary or useful to the provision of such services, pursuant to the authorizations granted, in accordance with the operating areas described below:

Expiration
date of
Operator area	authorization

São Paulo	08.05.08
Rio Grande do Sul	12.17.07
Paraná and Santa Catarina	04.08.13
Rio de Janeiro	11.29.20
Espírito Santo	11.30.08
Bahia	06.29.08
Sergipe	12.15.08
Distrito Federal	07.24.16
Goiás and Tocantins	10.29.08
Mato Grosso	03.30.09
Mato Grosso do Sul	09.28.09
Rondônia	07.21.09
Acre	07.15.09
Amazonas, Roraima, Amapá, Pará and Maranhão	11.29.13

The above licenses are renewable, once only, for a 15-year term, on payment of annual charges equivalent to approximately 1% of operating revenues. The licenses of Vivo (RJ) and Vivo (DF) were renewed by Act No. 54,324, of November 28, 2005, and Act No. 66,664, of September 8, 2006, respectively.

The business of the subsidiary, including the services it may provide, is regulated by the ANATEL, the telecommunications regulatory agency, in accordance with Law No. 9,472, of July 16, 1997, and respective regulations, decrees, rulings and plans.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements are presented in thousands of Brazilian reais (except where otherwise mentioned) and have been prepared in accordance with accounting practices adopted in Brazil, which include the accounting practices derived from Brazilian corporate law, standards applicable to concessionaries of public telecommunications services and the standards and accounting procedures established by the Brazilian Securities Commission (CVM).

The balance sheet and the statements of operations, of changes in financial position and of cash flows for the year ended December 31, 2005 do not include the effects of the mergers mentioned in Note 1, and, consequently, are not comparable with those financial statements as of December 31, 2006.

To assist understanding and comparison, we are disclosing, in Note 34, the consolidated “combined” statement of operations, based on the hypothesis that the operations of “TSD”, “TLE” and “CRTPart” had already been taken over by the Company and that “TCO” had already been converted into a fully-owned subsidiary of the Company since January 1, 2005.

All intercompany balances, transactions and unrealized profit are eliminated in consolidation.

The reconciliation of gains and losses for the years ended December 31, 2006 and 2005, company and consolidated, is as follows:

	2006	2005

Net Company income (loss)	70,773	(892,200)
Tax incentives - subsidiaries	(24,162)	(7,887)
Donations from subsidiaries	(19,254)	(9,147)
Donations from indirect subsidiaries	-	(12)
Unclaimed dividends and interest on shareholders’ equity	(11,010)	-
Consolidated income (loss)	16,347	(909,246)

Pursuant to CVM Resolution No. 489/05, as from 2006, the amounts of the escrow deposits linked to the reserve for contingencies are shown as deductions from the recorded liabilities. To assist comparison of the information presented, the balances for 2005 have been classified identically. Also, in respect of the presentation method, these financial statements take into consideration the requirements of CVM Resolution No. 488/05, which call for the reclassification of prior year balances, especially the segregation between current and noncurrent assets.

3. SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

a) Cash and cash equivalents

Considered to be all available balances in cash and banks and highly liquid temporary cash investments, stated at cost, plus accrued interest to the balance sheet date.

b) Trade accounts receivable

The amounts billed are calculated at the tariff rate on the date the services were rendered. Trade accounts receivable also include services provided to customers up to the balance sheet date, but not yet invoiced, as well as accounts receivable from the sale of handsets and accessories.

c) Allowance for doubtful accounts receivable

An allowance is provided for trade accounts receivable where recovery is not considered probable.

d) Translation of foreign currency transactions

Foreign currency transactions are recorded at the exchange rate in force on the transaction date and the related balances are updated to the balance sheet date. The exchange variation is recognized in the statements of operations. Exchange variation and premiums related to derivative contracts are calculated and recorded monthly, regardless of the settlement dates.

e) Inventories

Consist of handsets and accessories stated at the average acquisition cost. A provision is recognized to adjust the cost of handsets and accessories to net realizable value for inventory considered obsolete or slow moving.

f) Prepaid expenses

Stated at amounts disbursed for expenses which have not yet been incurred.

g) Other assets

Include subsidies on sales of handsets to the accredited agents, which are deferred and recognized in results as these handsets are activated.

h) Investments

The permanent investment in the subsidiary is recorded by the equity method. The accounting practices of the subsidiary are consistent with those used by the Company. Other investments are recorded at historical cost.

i) Property, plant and equipment and intangible

Stated at acquisition or construction cost, less accumulated depreciation calculated by the straight-line method based on the estimated useful lives of these assets (see Note 11). Costs incurred for repairs and maintenance that represent improvements and increases in capacity or useful life are capitalized, while other routine costs are charged to results of operations. The estimated costs to be incurred for decommissioning towers and equipment on leased property are capitalized and depreciated over the useful life of the equipment, not exceeding the term of lease agreements.

j) Deferred charges

Preoperating expenses were recorded as formation costs and are amortized by the straight-line method, over a ten-year period.

Goodwill recognized on the acquisition of Ceterp Celular S.A. on November 27, 2000, which was subsequently merged, is amortized using the straight-line method over a ten-year period.

Goodwill on the Company’s own stores was recorded as deferred assets and is amortized over the term of the related agreements.

k) Income and social contribution taxes

Income and social contribution taxes are calculated and recorded based on the tax rates in effect on the balance sheet date, on an accrual basis. Deferred income taxes attributable to temporary differences and tax loss carryforwards are recorded by the subsidiary as assets on the assumption that the assets will be realized.

l) Loans and financing

Loans and financing are adjusted for monetary and/or exchange variations and accrued interest to the balance sheet date.

m) FISTEL fees

Telecommunications Inspection Fund (FISTEL) fees paid on activation of new subscribers, generated monthly throughout the year, are deferred and amortized over the customers’ estimated loyalty period of 24 months.

n) Reserve for contingencies

A reserve is recorded based on the opinion of management and legal counsel in respect of the probable outcome of pending cases and is adjusted to the balance sheet date based on the probable amount of the loss, in accordance with the nature of each contingency.

o) Pension and post-retirement benefit plans

Actuarial liabilities are calculated by projected unit credit method and plan assets are stated at fair market value. Actuarial gains and losses are recorded immediately in income (loss) for the year. Deficits (actuarial obligations in excess of the plan’s assets) are recognized at the end of each year. In the absence of prospects of a reduction of future contributions, surpluses are not recognized (Note 28).

p) Revenue recognition

Revenues from services are recognized when services are provided and are billed on a monthly basis. Unbilled revenues are estimated and recognized as revenues when the services are provided. Revenues from sales of prepaid cellular minutes are deferred and recognized in income as they are used. Revenue from the sale of handsets and accessories is recorded at the time of the sale to the final customer. Sales made through dealers are recorded as revenue when the handsets are activated.

q) Net financial expense

Represents interest, monetary and exchange variation resulting from temporary cash investments, loans and financing obtained and granted.

r) Derivatives

The Company and its subsidiary maintain certain foreign currency derivative contracts to manage their exposure to exchange rate fluctuations in relation to their foreign currency cash flow. These derivative contracts are recorded at the exchange rates in effect at the balance sheet date, and premiums paid or received in advance are deferred and amortized over the effective period of the contracts. Gains and losses, realized or unrealized, based exclusively on contractual terms, are recorded as net financial expense.

s) Employees’ profit sharing

Provisions are recorded for the expense of employees’ profit sharing.

t) Net income (loss) per thousand shares

Calculated based on the number of shares outstanding on the balance sheet date.

u) Use of estimates

The preparation of the financial statements requires management to make estimates and assumptions relating to the reported amount of assets and liabilities and of revenues, costs and expenses. Actual results could differ from these estimates.

4. TEMPORARY CASH INVESTMENTS

	Consolidated
	12.31.06	12.31.05

Temporary cash investments	1,364,713	904,153

Temporary cash investments refer principally to fixed income transactions, which are indexed to the interbank deposit rates (CDI), with immediate liquidity.

As of December 31, 2006, the subsidiary had financial investments of R$45,644 (R$166,395 as of December 31, 2005) pledged in guarantee of lawsuits.

Part of the balance of temporary cash investments is pledged as security for loans and financing (Note 15.e).

5. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	12.31.06	12.31.05

Unbilled amounts for services rendered	320,281	247,379
Billed amounts	1,038,397	990,412
Interconnection	674,311	541,525
Goods sold	281,563	245,492
(-) Allowance for doubtful accounts receivable	(353,306)	(249,399)
Total	1,961,246	1,775,409

No customers contributed more than 10% of net accounts receivable as of December 31, 2006 and 2005, except for the amounts receivable from Telecomunicações de São Paulo S.A. - Telesp and Brasil Telecom S.A. - BrT, which contributed approximately 11% and 13%, respectively, of the net accounts receivable as of December 31, 2005.

As of December 31, 2006, the balance of accounts receivable included R$545,864 (R$349,612 in 2005) for co-billing with other operators, the amounts of which were calculated based on terms of commitment, as the agreements have not yet been signed by the parties. Resolving pending items for the signing of these agreements, and the definition of responsibility for doubtful accounts receivable and losses relating to fraud, depends on definition of the regulator and agreement between the parties.

Changes in the provision for doubtful accounts receivable were as follows:

	Consolidated
	2006	2005

Balance at the beginning of the year	249,399	144,621
Addition to provision	720,496	514,756
Write-offs and recoveries	(723,931)	(409,978)
Merged assets	107,342	-
Balance as of December 31	353,306	249,399

6. INVENTORIES

	Consolidated
	12.31.06	12.31.05

Digital handsets	320,162	298,573
Accessories	6,002	5,273
(-) Provision for obsolescence	(44,144)	(45,091)
Total	282,020	258,755

7. DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	12.31.06	12.31.05	12.31.06	12.31.05

Prepaid income and social contribution taxes	445,926	344,296	602,503	433,496
Withholding income tax	2,017	1,690	28,145	78,389
Recoverable ICMS (State VAT)	-	-	431,436	227,712
Recoverable PIS and COFINS	28,529	37,021	307,580	167,371
Other	242	-	59,928	3,126
Total recoverable taxes	476,714	383,007	1,429,592	910,094
Deferred income and social contribution taxes	1,143	419	2,809,815	1,346,555
ICMS on deferred sales	-	-	48,270	45,239
Total	477,857	383,426	4,287,677	2,301,888

Current	6,520	13,400	1,662,739	949,115
Noncurrent	471,337	370,026	2,624,938	1,352,773

The main items of deferred income and social contribution taxes are shown below:

	Consolidated
	12.31.06	12.31.05

Merged tax credits - restructuring	922,140	898,717
Tax credits on provisions for:
Obsolescence	15,009	12,143
Contingencies	117,478	86,418
Allowance for doubtful accounts receivable	120,124	66,255
Customer loyalty program	22,102	6,357
Employees’ profit sharing	26,186	12,365
Suppliers	125,799	58,319
Other	340,102	58,107
Tax loss carryforwards	1,120,875	147,874
Total deferred taxes	2,809,815	1,346,555

Current	878,397	477,987
Noncurrent	1,931,418	868,568

The amount classified in current assets refers to the reversal of temporary differences and amortization of goodwill scheduled for 2007.

Deferred taxes have been recorded if it is probable that they will be realized, as follows:

a) Tax loss carryforwards: will be offset up to a limit of 30% per year of taxable income for the next few years.

b) Merged tax credit: consists of the net balance of goodwill and reserve for maintaining the integrity of shareholders’ equity (Note 29) and is realized in proportion to the amortization of the goodwill of the subsidiary, with a term of five to ten years. Studies by external consultants used in the corporate restructuring process indicate recovery of the amount within this term.

c) Temporary differences: will be realized upon payment of the accruals, effective losses on bad debts and realization of inventories.

The Company prepared technical feasibility studies, approved by the Board of Directors, which indicated full recovery of deferred taxes recognized in 2006, in accordance with CVM Instruction No. 371.

The schedule for realization of the deferred taxes is as follows:

Year	Consolidated 12.31.06

2007	878,397
2008	336,512
2009	376,517
2010	332,692
2011	402,539
2012 and after	483,158
Total	2,809,815

8. PREPAID EXPENSES

	Company		Consolidated
	12.31.06	12.31.05	12.31.06	12.31.05

FISTEL fees	-	-	47,277	80,556
Rentals	-	-	17,007	9,840
Advertising	-	-	114,927	101,826
Financial charges	3,337	4,144	3,847	4,670
Commercial incentives	-	-	1,780	3,521
Other	-	-	18,348	11,893
Total	3,337	4,144	203,186	212,306

Current	807	807	181,872	187,276
Noncurrent	2,530	3,337	21,314	25,030

9. OTHER ASSETS

	Company		Consolidated
	12.31.06	12.31.05	12.31.06	12.31.05

Escrow deposits	62	-	85,716	25,356
Advances to employees	80	73	7,483	4,161
Credits with suppliers	-	-	3,338	16,911
Receivable from related parties	2,102	16,166	4,167	34,588
Subsidies on handset sales	-	-	37,335	22,461
Other	785	412	6,117	5,116
Total	3,029	16,651	144,156	108,593

Current	590	14,706	122,537	90,158
Noncurrent	2,439	1,945	21,619	18,435

10. INVESTMENTS

a) Investments in subsidiary

As of December 31, 2006 the Company holds full control of Vivo S.A.

b) Number of shares

As of December 31, 2006, the Company holds 3,810,478 common shares of Vivo S.A.

c) Information on subsidiaries

			Net income (loss)
	Shareholders’ equity		for the year ended
Investee	12.31.06	12.31.05	2006	2005

Telesp Celular S.A.	-	3,052,193	-	130,853
Tele Centro Oeste Celular Participações S.A.	-	2,812,921	-	339,146
Vivo S.A. (previously Global Telecom S.A.)	8,464,186	844,201	863,602	(270,635)

d. Components and changes

The Company’s investments balance includes the equity interests in the subsidiaries, goodwill, advances for future capital increase and provision for losses on investments, as well as other investments, as shown below:

	Company		Consolidated
	12.31.06	12.31.05	12.31.06	12.31.05

Investments in subsidiaries	7,358,367	4,371,626	-	-
Goodwill on investment acquisitions, net	1,290,512	1,869,387	1,290,512	1,930,642
Advance for future capital increase	1,105,819	1,279,500	-	-
Provision for investment losses (a)	(311,467)	(380,541)	(311,467)	(380,541)
Other investments	104	104	113	110
Balance of investments	9,443,335	7,140,076	979,158	1,550,211

(a)  Provisions recorded as of December 31, 2002 and 2001 to recognize permanent losses on goodwill, as a result of the accumulated losses of the subsidiary Global Telecom S.A. as of those dates.

d.1)   Investments in subsidiaries

	2006									2005
	TC	Vivo	TCO	CRT	TRJ	TES	TBA	TSE	Total	Total

Balance at the beginning of the year	2,359,318	844,201	1,168,107	-	-	-	-	-	4,371,626	4,366,387
Merger of companies	-	-	1,066,158	1,129,500	1,469,423	352,929	93,888	55,568	4,167,466	-
Capital increase	14,970	277,600	-	-	-	-	26,000	-	318,570	-
Capital increase with goodwill reserves	108,553	-	111,254	24,968	54,280	5,987	-	489	305,531	-
Capital reduction	-	-	(30,000)	(151,300)	(450,500)	-	-	-	(631,800)	-
Donations and subsidies	3,615	12,375	722	1,412	74	268	624	164	19,254	9,147
Increased interests in subsidiary companies	-	-	-	-	-	-	-	-	-	48,890
Gain on interests	-	-	-	-	-	-	-	-	-	6,647
Equity pick-up (a)	32,233	863,631	1,482	(24,109)	(53,584)	39,778	(95,396)	1,073	765,108	40,379
Unclaimed dividends and interest on shareholders’ equity	-	7,463	3,547	-	-	-	-	-	11,010	-
Interim dividend	-	-	(835,740)	(427,064)	(357,191)	(132,897)	-	(10,401)	(1,763,293)	-
Merger of companies	(2,518,689)	5,558,202	(1,485,530)	(553,407)	(662,502)	(266,065)	(25,116)	(46,893)	-	-
Dividends	-	(205,105)	-	-	-	-	-	-	(205,105)	(99,824)
Balance at the end of the year	-	7,358,367	-	-	-	-	-	-	7,358,367	4,371,626

(a)    The equity pick-up for the year comprises: (i) result of the subsidiary - R$765,108; (ii) donations - R$19,254; (iii) dividends and interest on shareholders’ equity - R$11,010; and (iv) net of minority interests - R$7,968.

d.2)   Advance for future capital increase

	2006									2005
	TC	Vivo	TCO	CRT	TRJ	TES	TBA	TSE	Total	Total

Balance at the beginning of the year	692,875	-	586,625	-	-	-	-	-	1,279,500	1,210,023
Assets merged	-	-	-	24,968	160,873	5,987	97,805	3,388	293,021	-
Realization of reserves	(108,553)	-	(111,254)	(24,968)	(54,280)	(5,987)	-	(489)	(305,532)	(63,893)
Corporate restructuring	-	-	-	-	-	-	-	-	-	133,370
Merger of companies	(584,322)	1,266,989	(475,371)	-	(106,593)	-	(97,805)	(2,898)	-	-
Write-off of reserves	-	(360,257)	-	-	-	-	-	-	(360,257)	-
Goodwill transfer (a)	-	199,087	-	-	-	-	-	-	199,087	-
Balance at the end of the year	-	1,105,819	-	-	-	-	-	-	1,105,819	1,279,500

(a)    This amount was transferred from goodwill to advance for future capital increase, after conclusion of the corporate restructuring (Note 1).

d.3)   Goodwill on acquisition of investments, net

	2006			2005
	Vivo	TCO	Total	Total

Balance at the beginning of the year	951,095	918,292	1,869,387	2,397,880
Write-off “TCO” goodwill	-	-	-	(398,914)
Merger of Bagon Participações Ltda. (“TCO”)	-	-	-	265,544
Increase in interest	-	-	-	12,100
Merger of companies	726,452	(726,452)	-	-
Transfer to advance for future capital increase	(199,087)	-	(199,087)	-
Amortization of goodwill	(187,948)	(191,840)	(379,788)	(407,223)
Balance at the end of the year	1,290,512	-	1,290,512	1,869,387

On May 31, 2004 and August 31, 2005, the tax benefits derived from the goodwill paid on the acquisition of “TCO” were transferred to that company and its subsidiaries. As a result, R$644,431 was transferred as an advance for future capital increase. The remaining goodwill, amounting to R$1,384,325, was attributed to future profitability and is being amortized over five years.

d.4)   Provision for losses on investments

	2006	2005

Balance at the beginning of the year	(380,541)	(449,615)
Amortization of loss (proportional goodwill)	69,074	69,074
Balance at the end of the year	(311,467)	(380,541)

11. PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE, NET

11.a)  Property, plant and equipment, net

		Consolidated
	Annual	_______________12.31.06______________			12.31.05
	depreciation rates - %	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	10 to 20	6,984,962	(4,982,936)	2,002,026	1,756,130
Switching equipment	10 to 20	3,461,217	(2,029,699)	1,431,518	1,080,530
Infrastructure	2.87 to 20	2,331,045	(1,169,751)	1,161,294	755,089
Land	-	59,929	-	59,929	47,492
Buildings	2.86 to 4	278,375	(63,475)	214,900	154,741
Handsets	66.67	1,397,235	(1,104,291)	292,944	126,709
Other assets	6.67 to 20	1,318,245	(772,535)	545,710	366,030
Construction in progress	-	737,158	-	737,158	294,011
Total		16,568,166	(10,122,687)	6,445,479	4,600,732

11.b) Intangible, net

		Consolidated
	Annual	_______________12.31.06______________			12.31.05
	depreciation rates - %	Cost	Accumulated depreciation	Net book value	Net book value

Software use rights	20	2,818,853	(1,683,827)	1,135,026	863,467
Concession license	6.67 to 20	976,503	(561,809)	414,694	479,752
Other assets	6.67 to 20	35,592	(23,233)	12,359	136
Construction in progress	-	80,604	-	80,604	49,322
Total		3,911,552	(2,268,869)	1,642,683	1,392,677

In the year ended December 31, 2006, the subsidiary capitalized financial expenses incurred on loans totaling R$1,604, that are financing the construction in progress.
As of December 31, 2006, the subsidiary had fixed assets amounting to R$108,118, pledged as guarantees in lawsuits, as shown below:

Tax	97,034
Labor and civil	11,084
Total	108,118

As from December 2006, the subsidiary offers its customers services based on the Global System for Mobile - GSM technology. In management’s opinion, the use of GSM will not affect recovery of the amounts previously invested in other technologies used by its network (TDMA and CDMA).

12. DEFERRED ASSETS, NET

	Annual
	amortization	Consolidated
	rate - %	12.31.06	12.31.05

Preoperating costs:
Amortization of license	10	80,496	80,496
Financial expenses	10	201,131	201,131
General and administrative expenses	10	69,960	69,960
		351,587	351,587
Goodwill - Ceterp Celular S.A.	10	84,265	84,265
Goodwill	(a)	24,794	16,231
		460,646	452,083
Accumulated amortization:
Preoperating expenses		(256,883)	(221,012)
Goodwill - Ceterp Celular S.A.		(51,261)	(42,834)
Goodwill		(18,245)	(10,937)
		(326,389)	(274,783)
Total		134,257	177,300

(a)   In accordance with the contractual terms.

13. TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	12.31.06	12.31.05	12.31.06	12.31.05

Suppliers	1,659	24,803	1,936,194	1,094,558
Interconnection	-	-	176,938	102,668
Amounts payable to long-distance operators (SMP) (a)	-	-	389,471	283,126
Technical assistance (Note 30)	-	-	84,252	19,020
Other	111	131	40,158	36,905
Total	1,770	24,934	2,627,013	1,536,277

(a)    Personal Mobile Service (SMP) amounts to be passed on refer to the VC2 and VC3 (long distance) calls and roaming charges billed to the Company’s clients and passed on to the long-distance operators.

14. TAXES PAYABLE

	Company		Consolidated
	12.31.06	12.31.05	12.31.06	12.31.05

Current taxes:
State VAT (ICMS)	-	-	493,796	416,507
Income and social contribution taxes	-	-	2,319	33,218
PIS and COFINS (taxes on revenue)	12	7,474	71,133	68,853
FISTEL fees	-	-	3,420	13,930
FUST and FUNTTEL	-	-	7,496	4,460
Other taxes	1,282	216	11,252	7,611
Total	1,294	7,690	589,416	544,579

Legal liabilities:
Income contribution taxes	-	-	1,887	-
PIS and COFINS	-	66,946	56,108	126,275
CIDE	8	-	17,600	5,348
Other taxes	-	-	1,168	-
Total	8	66,946	76,763	131,623

Total	1,302	74,636	666,179	676,202

Current	1,302	74,636	453,710	506,624
Noncurrent	-	-	212,469	169,578

Current taxes

Of the long-term portion, R$151,131 refers to “ICMS - Programa Paraná Mais Emprego”, an agreement made with the State of Paraná Government for deferral of ICMS payments. This agreement stipulates the ICMS due date as the 49th month following that in which the ICMS is determined.

Legal obligations - CVM Resolution No. 489/05

We set forth below the taxes covered by Resolution No. 489, of October 3, 2005, issued by the CVM, approving IBRACON Announcement NPC No. 22.

For purposes of the financial statements, any escrow deposits made in respect of these taxes have been offset against taxes payable.

a) PIS and COFINS

Vivo S.A. (SP) was assessed (No. 19515,000,700/2003-97) for having offset COFINS, in January and February 2000, against credits derived from the excess of 1/3 of COFINS paid in 1999, after being offset against CSLL. Conservatively, management maintained the amount of R$24,671 on the accounts as of December 31, 2006, having made an escrow deposit for the same amount.

Law No. 9,718/98

On November 27, 1998, calculation of PIS and COFINS was amended by Law No. 9,718, which: (i) increased the COFINS rate from 2% to 3%; (ii) authorized deduction of up to 1/3 of the COFINS amount from the amount of CSLL; and (iii) indirectly increased the COFINS and PIS due by the subsidiary, by ordering the inclusion of revenue in excess of billing in the calculation bases.

On November 9, 2005, the Plenary Session of the Federal Supreme Court took a position in respect of the unconstitutionality of the changes in the calculation bases of contributions to PIS and COFINS introduced by Law No. 9,718/98, which had been the object of innumerous lawsuits brought by taxpayers in general and by the parent company and its subsidiary.

In evaluating Extraordinary Appeals No. 357,950, No. 390,840, No. 358,273 and No. 346,084, it declared the unconstitutionality of paragraph 1, article 3 of the above-mentioned Law, which ruled that these contributions would be due not only on billing, but on “all income received by the corporate entity, irrespective of the type of activity exercised and the accounting classification used for the income”.

Due to the changes introduced by Laws No. 10,637/02 and No. 10,833/03, the subsidiary started to include income in excess of billing in the PIS and COFINS calculation bases.

Conservatively, management maintained the amount of R$58,511 on the accounts as of December 31, 2006, having made escrow deposits amounting to R$2,403.

b) CIDE

Refers to a challenge with a view to avoiding the levying of CIDE on remittances of funds abroad, in respect of technology transfer agreements, licensing of trademarks and software, etc. Conservatively, management maintained the amount of R$55,466 on the accounts, having made escrow deposits amounting to R$37,866.

c) IRPJ on hedge

Vivo S.A. (RS) filed a suit (No. 99,0003309-4) with a view to disputing the levying of IRPJ on derivative operations. Conservatively, management maintained the amount of R$1,887 on the accounts as of December 31, 2006.

d) ISS

Vivo S.A. (PR) filed an annulment suit (No. 443/06) with a view to annulling ISS levied on movable asset rental services, support activities and additional services. Conservatively, management maintained the amount of R$226 on the accounts as of December 31, 2006.
Vivo S.A. (ES) was assessed (No. 918/05) in relation to ISS levied on movable asset rental services, support activities and additional services. Conservatively, management maintained the amount of R$97 on the accounts as of December 31, 2006.

e) INSS

Vivo S.A. (AM, RR, AP, PA and MA) was assessed (AL No. 35,365,561-9 and 2005,3900007327-6) by the INSS. Conservatively, management maintained the amount of R$845 on the accounts as of December 31, 2006.

Below are the changes in the legal obligations arising from compliance with CVM Resolution No. 489/05:

		Escrow
	Taxes	deposits	Total

Balance as of December 31, 2005	180,773	(49,150)	131,623
Additions	8,631	(5,397)	3,234
Reversals	(138,410)	-	(138,410)
Monetary restatement	14,760	-	14,760
Merger of companies	75,949	(10,393)	65,556
Balance as of December 31, 2006	141,703	(64,940)	76,763

15. LOANS AND FINANCING

a)    Composition of debt

		Annual	Maturity	Company		Consolidated
Description	Currency	interest	date	12.31.06	12.31.05	12.31.06	12.31.05

Financial institutions:
Resolution No. 2,770	US$	4% p.y. to 6.24% p.y.	02.05.07 to 10.10.08	77,553	1,173,390	928,388	1,940,082

Resolution No. 2,770		¥0% p.y. to 4.3752% p.y.	02.08.07 to 10.03.08	-	204,537	771,695	352,575

Resolution No. 2,770	R$	IGP-M + 9.45% p.y.	02.09.10	-	110,441	111,666	115,264

Debentures	R$	103.3% CDI to 104.4% of CDI	08.01.08 to 05.01.15	1,500,000	1,500,000	1,500,000	1,500,000

European Investment Bank (BEI)	US$	1.4% p.y. + Libor to 1.45% p.y. + Libor	09.14.07 to 06.13.08	-	-	240,482	-

Compror	US$	4.5% p.y. to 5.8% p.y.	07.31.07 to 09.17.08	-	-	33,456	168,749

Compror		¥0% p.y. to 2.7783% p.y.	01.22.07 to 09.16.08	-	-	131,133	91,875

BNDES	URTJLP	TJLP + 3.5% p.y. to 4.6% p.y. (a)	01.15.07 to 06.15.11	-	-	163,795	267,714

BNDES	UMBNDES	3.5% p.y. to 4.6% p.y.	01.15.07 to 07.15.11	-	-	28,075	48,327

Commercial paper	US$	Libor + 1.75% p.y. to 6.3% p.y. to 6.55% p.y.	07.29.07 to 12.28.07	-	-	448,980	491,547

Export Development Canada - EDC	US$	Libor + 5% p.y.	12.14.06	-	-	-	23,643

Other	R$	Column 27 FGV	10.31.08	-	-	851	1,292

Investment acquisition - “TCO”	R$	100% CDI + 1% p.y.	04.30.08	10,697	10,697	10,697	10,697

Interest				59,791	132,764	131,175	184,272
Total				1,648,041	3,131,829	4,500,393	5,193,037

Current

				71,789	1,066,051	1,590,345	1,546,935
Noncurrent				1,576,252	2,065,778	2,910,048	3,646,102

(a)   If the long-term interest rate (TJLP) exceeds 10% per year, the spread increases to 6%.

b)    Repayment schedule

The maturities of the long-term portion of loans and financing are as follows:

	12.31.06
Year	Company	Consolidated

2008	576,252	1,739,448
2009	-	22,281
2010	-	136,905
2011	-	11,414
After 2012	1,000,000	1,000,000
Total	1,576,252	2,910,048

c)    Restrictive covenants

The subsidiary has a loan and financing from the National Bank for Economic and Social Development (BNDES), the balance of which as of December 31, 2006 was R$191,870. The agreements establish that certain economic and financial ratios are to be complied with annually. It was noted that the “EBITDA margin” (EBITDA on net operating income), “EBITDA margin without products” (eliminating net income from product sales and cost of goods sold) and current liquidity (current assets over current liabilities) ratios had not been complied with as of December 31, 2006. A waiver has been obtained from the bank for the noncompliance with this obligation.

The subsidiary has loans from the European Investment Bank (BEI), the balance of which as of December 31, 2006 is R$240,482. As of that date, the various economic and financial ratios established in the contract had been complied with by the subsidiary.

d)    Coverage

As of December 31, 2006, the Company and its subsidiary had derivative contracts denominated in foreign currency of US$837,703 thousand, ¥50,892,759 thousand and €1,871 thousand, to hedge all their foreign exchange liabilities. The Company also had a CDI x pre-swap operations for partial coverage of fluctuations in the domestic interest rates. The operations covered mature in January 2007 and 2008, and amounted to a total of R$1,864,877.

As of December 31, 2006, the Company and its subsidiary had recorded an accumulated loss of R$500,514 on these exchange hedge and CDI x pre-swap operations.

The table below shows the net position of these operations as stated in the Company’s balance sheet:

	Consolidated
Description	12.31.06	12.31.05

Current assets	1,298	300,662
Noncurrent assets	135	5,354
Total assets	1,433	306,016

Current liabilities	(372,229)	(321,686)
Noncurrent liabilities	(129,718)	(294,416)
Total liabilities	(501,947)	(616,102)

Accumulated loss	(500,514)	(310,086)

e)    Guarantees

Loans and financing of the subsidiary, in local currency, amounting to R$150,118, represent financing guaranteed by pledging accounts receivable, which may be withheld optionally up to a limit of 300% of the monthly installment.

Banks	Guarantees

BNDES	15% of receivables and Bank Deposit Certificates (CDBs) equivalent to the amount of the next installment payable.
100% of receivables and CDBs equivalent to the amount of the next installment payable during the first year and two installments payable in the remaining period. Bank guarantees.

European Investment Bank (BEI)	Trade risk guaranteed by Banco Espírito Santo, BBV and Rabobank.

f)     Debentures

On August 1, 2004 the first public issue of debentures was renegotiated, comprising 5,000 (five thousand) simple unsecured debentures, not convertible into shares, with a unit par value of R$100 (one hundred thousand Brazilian reais) maturing on August 1, 2008. The renegotiation was for the entire outstanding debentures. The debentures were originally issued on August 1, 2003, at a rate of 104.6% of the CDI. As a result of the renegotiation, the term of the debentures was extended and the rate was reduced to 104.4% of the CDI, subject to a new negotiation at August 1, 2007.

In the ambit of the First Distribution of Marketable Securities Program for R$2,000,000 (two billion Brazilian reais) announced on August 20, 2004, the Company issued debentures, on May 1, 2005, amounting to R$1,000,000 (one billion Brazilian reais) with a duration of ten years as from the issue date of May 1, 2005.

The offer consisted of the issue of 100,000 simple unsecured debentures, not convertible into shares, with a nominal unit value of R$10 (ten thousand Brazilian reais), totaling R$1,000,000 (one billion Brazilian reais), in two series, R$200,000 (two hundred million Brazilian reais), in the first series, and R$800,000 (eight hundred million Brazilian reais), with a final maturity on May 1, 2015. The debentures yield interest, with six-monthly payments, corresponding to 103.3% (first series) and 104.2% (second series) of the accumulated average daily one day Interbank Deposits (ID), outside the group (extragrupo) (ID rates), calculated and divulged by the Clearing House for Custody and Settlement (CETIP).

Remuneration of the debentures is scheduled for renegotiation on May 1, 2009 (first series) and May 1, 2010 (second series).

16. RESERVE FOR CONTINGENCIES

The Company and its subsidiary have administrative and legal contingencies involving labor, tax and civil matters. Management has recognized reserves in the case of claims in which losses are classified as probable.

Components of the reserve are as follows:

	Consolidated
	12.31.06			12.31.05
		(-) Escrow
	Provision	deposits	Net	Net

Telebrás	-	-	-	147,856
Labor	55,550	(14,410)	41,140	14,985
Civil	143,587	(41,046)	102,541	34,832
Tax	2,942	-	2,942	15,111
Total	202,079	(55,456)	146,623	212,784

Current	-	-	61,911	41,266
Noncurrent	-	-	84,712	171,518

The changes in the reserve for contingencies for the year ended December 31, 2006 are as follows:

2006
Consolidated

Beginning balance	212,784
Additional provision, net of reversals	109,550
Monetary variation	8,837
Payments	(220,434)
Merged assets	78,064
Additional escrow deposits	(42,178)
Ending balance	146,623

16.1.   Tax claims

16.1.1. Probable losses

a)   ICMS

Based on the opinion of its external legal counsel, Vivo S.A. (ES) recorded a provision of R$587 as of December 31, 2006, referring to ICMS (State VAT) tax suits drawn up in 2002, currently under dispute in the administrative sphere.

b)   Other

Company’s management recorded a provision of R$2,355, for various tax suits, based on the opinion of its external legal counsel.

16.1.2. Possible losses

Based on the opinion of its legal counsel and tax advisers, management believes that settling the matters listed below will not have a materially adverse effect on its financial position.

a)   ICMS

Vivo S.A. (DF, AC, MS, MT, GO, RR and AM) received tax assessments totaling R$77,186, mainly in respect of: (i) ICMS on occasional or complementary services that do not constitute telecommunications services; (ii) ICMS on international calls made from Brazil; (iii) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets used in providing communications services and/or exempt or untaxed outgoing goods; (iv) ICMS on nonremunerated provision of telecommunications services, consisting of the donation of credits to be used in the prepaid service plan; (v) failure to include in the ICMS calculation base fines and arrears interest charged to defaulting clients; (vi) alleged failure to comply with supplementary obligations; and (vii) others relating to the sale of goods.

Vivo S.A. (PR) received tax assessments totaling R$1,336 in respect of late payment of ICMS.

Vivo S.A. (BA) received tax assessments totaling R$35,953, mainly in respect of: (i) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets, electric power and switching services arising from providing untaxed communications services; (ii) failure to reverse ICMS credits relative to handsets provided for rental and “free lease”; (iii) late payment of ICMS in the period February to March 1998; (iv) ICMS due on complementary communications services; (v) failure to reverse ICMS credit in relation to long distance and call center; and (vi) ICMS on sign-up fees.

Vivo S.A. (SE) received tax assessments totaling R$18,628, mainly in respect of: (i) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets, electric power and switching services arising from providing untaxed communications services; (ii) failure to reverse ICMS credits in relation to handsets provided for rental and “free lease”; (iii) ICMS on provision of handsets on consignment; and (iv) ICMS due on complementary communications services.

Vivo S.A. (ES) received tax assessments totaling R$7,926 mainly in respect of: (i) incorrect ICMS credits; and (ii) failure to write up trade notes.

Vivo S.A. (RJ) received tax assessments totaling R$77,615, mainly in respect of: (i) ICMS due on complementary communications services;
(ii) ICMS on sign-up fees; (iii) ICMS on calls originating from administrative and test terminals; (iv) ICMS due on services provided to other telecommunications operators to clients not eligible for exemption; (v) ICMS on international calls; (vi) failure to reverse proportionally ICMS tax credit on the acquisition of fixed assets; and (vii) ICMS on provision of unpaid telecommunications services.

Vivo S.A. (RS) received tax assessments totaling R$86,421, mainly in respect of: (i) ICMS on international calls; (ii) late payment of ICMS; and (iii) ICMS on electric power.

Vivo S.A. (SP) received tax assessments totaling R$65,874, mainly in respect of: (i) incorrect ICMS credits; and (ii) undue credit referring to posting values as extemporary credits.

b)   PIS and COFINS

b.1) Increase in the calculation base

Vivo S.A. (SP) received assessments (suits No. 19515,000701/2003-28 and No. 19515,000699/2003-97) amounting to R$2,526, as a result of the increase in PIS and COFINS calculation bases. These assessments are being challenged in the administrative sphere.

b.2) Derivative operations

Vivo S.A. (BA) received a COFINS assessment of R$8,416 relating to losses incurred on derivative operations in determining the calculation base for this contribution.

c)   ISS

c.1) ISS on tariff for use of the mobile network

On the understanding that assignment of the use of the telecommunications networks constitutes a communications service subject to ICMS, and not rental of movable assets, Vivo S.A. (BA) and Vivo S.A. (RS) were assessed by their respective municipalities, which are demanding payment of ISS on the tariff for use of the mobile network (TUM). The amount involved is R$102,614.

d)   IRPJ

The Company accepted assessments received by its subsidiary “TLE” amounting to R$5,438 levied on underpayment, arising from the excess paid to FINOR, FINAN or FUNRES, as calculated during the Review of Return audit - excess investment in fiscal incentives.

e)   IRPJ, IRRF and CSLL

Vivo S.A. (RJ) received tax assessments amounting to R$210,449 in respect of: (i) the use of part of the negative CSLL calculation base determined by the Company in 1997, originating from a partial spin-off; (ii) alleged underpayment of IRPJ and CSLL, due to the fact that the inspectors did not accept the deductibility of certain expenses; (iii) alleged underpayment of IRRF on overseas remittances; and (iv) changes to the IRPJ and CSLL calculation bases resulting from the reduction in the Company’s declared tax loss.

f)    FUST

Through Precedent No. 7, of December 15, 2005, ANATEL expressed the understanding that: (i) revenues to be passed on to telecommunications service providers as remuneration for connection and for the use of network resources, among others, may not be excluded from the FUST calculation base; and (ii) revenues received from telecommunications service providers as remuneration for connection and for the use of network resources, among others, may not be excluded from the calculation base for contributions to FUST.

Since the second part of the Precedent is not in accordance with the provisions of Law No. 9,998, of August 17, 2000, article 6, sole paragraph, the subsidiary filed a writ of mandamus challenging the legality of this requirement, and obtained a temporary restraining order suspending its demandability.

g)   FISTEL

Vivo S.A. (RJ) and Vivo S.A. (DF) hold two authorizations granted by the Public Authorities through SMP Authorization Document No. 013/2002: one to operate the Personal Mobile Service (SMP), for an indeterminate period, and the other to use the radio frequency on a primary basis for the remaining term of the first license, renewable for a further 15 years.

In the case of Vivo S.A. (RJ) and Vivo S.A. (DF) the licenses for the remaining period (15 years) for use of the radio frequencies required to provide the Personal Mobile Service (SMP) have expired and procedures to extend them have put in motion. However, in order to obtain the license documents with an appropriate validity date for the extension (a right already recognized and granted by Act No. 54,324, of November 28, 2005), the Companies were faced with the requirement, in their view uncalled for, to pay a further Installation Inspection Fee (TFI) for all their mobile and fixed stations and radio links.

The demand for the TFI, totaling R$134,924 for Vivo S.A. (RJ) and R$33,144 for Vivo S.A. (DF), is due to ANATEL’s interpretation that article 9, item III, of Resolution No. 255 applies in this case, so that the extension would constitute a taxable event for TFI. We do not, however, consider this interpretation of the law correct, and have, therefore, filed an administrative challenge.

h)   Amortization of goodwill of Vivo S.A. (RS)

Vivo S.A. (RS) was subject to a tax assessment relating to the collection of alleged IRPJ and CSLL debts of R$270,080 for the allegedly undue amortization of the goodwill on acquisition of the interests of Companhia Riograndense de Telecomunicações (CRT) in calendar years 1997 and 1998.

16.2.   Civil and labor

16.2.1.  Probable losses

Include various labor and civil claims, and a reserve was posted as shown previously, which is considered to be sufficient to cover the probable losses on these cases.

16.2.2. Possible losses

In relation to claims in which a loss is classified as possible, the amount involved is R$299,147 for the civil claims and R$93,053 for the labor claims, as follows:

	12.31.06
	Civil	Labor

Vivo Participações S.A.	1,081	66
Vivo S.A. (RS)	66,799	7,812
Vivo S.A. (RJ)	62,771	23,257
Vivo S.A. (ES)	9,152	1,731
Vivo S.A. (BA)	13,622	2,655
Vivo S.A. (SE)	3,840	93
Vivo S.A. (SP)	77,178	29,949
Vivo S.A. (PR and SC)	18,257	7,345
Vivo S.A. (DF, GO, TO, MT, MS, RO, AC, AM, RR, AP, PA and MA)	46,447	20,145
Total	299,147	93,053

17. OTHER LIABILITIES

	Company		Consolidated
	12.31.06	12.31.05	12.31.06	12.31.05

Prepaid services to be provided	-	-	177,917	121,865
Accrual for customer loyalty program (a)	-	-	65,004	21,311
Payable to related parties	619	164	2,099	6,007
Provision for pension fund	-	-	17,447	483
Reverse stock split (b)	76,071	22,513	117,945	64,344
Provision for disassemble	-	-	129,907	43,487
Other	-	97	9,084	1,874
Total	76,690	22,774	519,403	259,371

Current	76,690	22,774	386,422	215,285
Noncurrent	-	-	132,981	44,086

(a)    The subsidiary has loyalty programs, in which calls are transformed into points for future exchange for handsets. The accumulated points, net of redemptions, are provisioned, considering historic redemption data, points generated and the average cost of a point.

(b)   Refers to the credit made available to shareholders who are beneficiaries of the excess shares resulting from the reverse split of the capital of the Company and its subsidiary.

18. SHAREHOLDERS’ EQUITY

a)    Capital stock

An Ordinary and Extraordinary General Shareholders’ Meeting held on February 22, 2006 approved the reduction of the Company’s capital through the absorption of accumulated losses of R$3,147,782. The same Meeting approved the capital increase of R$1,068,839, due to the merger of TCO shares, and of R$1,562,298, due to the merger of TSD, TLE and CRTPart (see Note 1). The capital increased from R$6,670,152 to R$6,153,507 and comprises 1,426,412,217 shares, of which 509,226,137 are common shares and 917,186,080 are preferred shares, all book-entry shares without par value, and including 4,494,900 preferred shares held in treasury.

An Extraordinary Shareholders’ Meeting of the Board of Directors held on June 8, 2006 approved a capital increase of R$194,277, of which R$193,837 is from capitalization of the part of the special goodwill reserve corresponding to the fiscal benefit generated in 2005, as a result of the processes of corporate restructuring involving the Company and its merged, subsidiaries and parent companies, and R$440 corresponding to balances remaining from previous years. The Company’s capital stock increased from R$6,153,507 to R$6,347,784 consisting of 1,442,117,745 shares, of which 524,931,665 are common shares and 917,186,080 are preferred shares, all book-entry nominal shares without par value.

The capital as of December 31, 2006 and 2005 comprises shares without par value, as follows:

	Thousands of shares
	12.31.06	12.31.05

Common shares	524,932	250,458
Preferred shares	917,186	411,867
Total	1,442,118	662,325

b)    Dividends and interest on shareholders’ equity

The preferred shares do not have voting rights, except in the cases stipulated in articles 9 and 10 of the bylaws. They are assured of priority in the reimbursement of capital, without premium, the right to participate in the dividend to be distributed, corresponding to a minimum of 25% of net income for the fiscal year, calculated in accordance with article 202 of corporate law, and priority in receiving minimum noncumulative dividends equivalent to the higher of the following amounts:

b.1)  6% per year on the amount resulting from dividing the subscribed capital by the total number of Company’s shares.

b.2)  3% per year on the amount resulting from division of the shareholders’ equity by the total number of Company’s shares, and also the right to participate in distributed income under equal conditions to the common shares, after the common shares have been assured of a dividend equal to the minimum priority dividend established for the preferred shares.

As from the General Shareholders’ Meeting held on March 27, 2004, the preferred shares are entitled to full voting rights, in accordance with article 111, paragraph 1, of Law No. 6,404/76, since the minimum dividends were not paid on the preferred shares for three consecutive years.

The dividends due were calculated as follows:

12.31.06

Net income for the year	70,773
Appropriation to the legal reserve	(3,539)
Adjusted net income	67,234

Dividends	16,808

Number of preferred shares, excluding treasury shares	912,691,180

Dividends proposed per share (in Brazilian reais)	0.018416532

c)    Special goodwill reserve

This reserve represents a special goodwill reserve formed as a result of the Company’s corporate restructuring, which will be capitalized in favor of the controlling shareholder at the time of effective realization of the tax benefit.

19. NET OPERATING REVENUE

	Consolidated
	2006	2005

Monthly subscription charges	462,557	173,795
Usage charges	6,668,850	4,294,935
Additional call charges	112,460	161,572
Interconnection	4,338,094	2,960,179
Data services	880,844	501,135
Other services	249,223	177,746
Gross revenue from service	12,712,028	8,269,362

Value-added tax on services (ICMS)	(2,240,008)	(1,352,615)
PIS and COFINS	(457,026)	(297,095)
Service tax (ISS)	(3,124)	(2,695)
Discounts granted	(451,657)	(256,004)
Net operating revenue from services	9,560,213	6,360,953

Sale of handsets and accessories	2,742,645	1,985,514

Value-added tax on services (ICMS)	(230,197)	(161,009)
PIS and COFINS	(163,769)	(129,768)
Discounts granted	(832,193)	(496,043)
Returns of goods	(139,985)	(86,581)
Net operating revenue from sales of handsets and accessories	1,376,501	1,112,113
Total net operating revenue	10,936,714	7,473,066

No customers contributed more than 10% of the gross operating revenue during the years ended December 31, 2006 and 2005, except for Telecomunicações de São Paulo S.A. - Telesp, a fixed line service provider in the State of São Paulo, which contributed approximately 10.5% and 15%, respectively, and Brasil Telecom S.A. - BrT, a fixed line service provider, which contributed approximately 18% during 2005. The amounts involved refer mainly to interconnection.

20. COST OF SERVICES AND GOODS SOLD

	Consolidated
	2006	2005

Personnel	(88,709)	(63,242)
Materials	(11,592)	(7,447)
Outside services	(369,953)	(198,598)
Leased lines	(222,542)	(133,984)
Rent, insurance and condominium fees	(206,788)	(96,981)
Interconnection	(784,992)	(158,673)
Taxes and contributions	(517,490)	(334,176)
Depreciation and amortization	(1,327,454)	(776,397)
Other consumables	(136,338)	(56,070)
Cost of services rendered	(3,665,858)	(1,825,568)
Cost of goods sold	(1,898,310)	(1,587,028)
Total	(5,564,168)	(3,412,596)

21. SELLING EXPENSES

	Consolidated
	2006	2005

Personnel	(302,229)	(205,543)
Materials	(39,200)	(34,565)
Outside services	(1,848,183)	(1,179,114)
Advertising	(355,485)	(318,329)
Rent, insurance and condominium fees	(60,772)	(42,287)
Taxes and contributions	(2,669)	(1,470)
Depreciation and amortization	(397,878)	(201,136)
Allowance for doubtful accounts receivable	(720,496)	(514,756)
Other	(60,588)	(74,255)
Total	(3,787,500)	(2,571,455)

22. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	2006	2005	2006	2005

Personnel	(4,117)	(2,933)	(255,719)	(139,506)
Materials	-	(6)	(13,769)	(7,924)
Outside services	(14,248)	(4,647)	(425,211)	(289,319)
Rent, insurance and condominium fees	(65)	(272)	(92,195)	(47,454)
Taxes and contributions	(51)	(333)	(4,627)	(5,392)
Depreciation and amortization	(103)	(107)	(309,447)	(149,517)
Other	(143)	(156)	(11,216)	(20,243)
Total	(18,727)	(8,454)	(1,112,184)	(659,355)

23. OTHER OPERATING INCOME (EXPENSES)

	Company		Consolidated
	2006	2005	2006	2005

Income:
Fines	-	-	88,842	68,683
Recovered expenses	67,492	9,545	293,206	67,016
Reversal of reserve for contingencies	300	-	29,065	15,847
Shared infrastructure/EILD	-	-	58,119	24,538
Commercial incentive	-	-	48,866	89,675
Other	208	86	23,830	16,445
Total	68,000	9,631	541,928	282,204

Expenses:
FUST	-	-	(53,549)	(33,553)
FUNTTEL	-	-	(26,818)	(16,776)
ICMS on other expenses	-	-	(71,820)	(31,615)
CIDE	-	(198)	(8,689)	(3,939)
PIS and COFINS	(4,488)	(311)	(43,947)	(34,561)
Other taxes and contributions	(165)	(818)	(14,924)	(16,761)
Reserve for contingencies	(377)	(260)	(138,615)	(45,891)
Amortization of deferred charges	-	-	(47,619)	(47,549)
Goodwill amortization	(310,714)	(338,149)	(311,987)	(377,886)
Other	(227)	(552)	(94,564)	(16,697)
Total	(315,971)	(340,288)	(812,532)	(625,228)

24. FINANCIAL INCOME (EXPENSES) AND MONETARY AND EXCHANGE VARIATIONS

	Company		Consolidated
	2006	2005	2006	2005

Financial income:
Financial operations revenue	42,602	44,806	286,805	281,055
PIS/COFINS on financial income	-	(5,321)	(51)	(19,949)
Total	42,602	39,485	286,754	261,106

Financial expenses:
Derivative contracts	(110,076)	(262,220)	(427,385)	(521,009)
Loans	(260,289)	(343,621)	(397,164)	(472,304)
Other financial operations	(10,439)	(19,000)	(196,306)	(143,180)
Total	(380,804)	(624,841)	(1,020,855)	(1,136,493)

Monetary and exchange variations:
Assets-
Derivative contracts	(11,141)	11,579	(49,640)	(46,375)
Liabilities:
Derivative contracts	(113,416)	(171,221)	(287,239)	(373,758)
Loans	130,349	159,393	334,978	380,782
Other operations	664	203	(11,983)	(2,876)
Total	6,456	(46)	(13,884)	(42,227)

25. OTHER NONOPERATING INCOME (EXPENSE)

	Company		Consolidated
	2006	2005	2006	2005
Income:
Disposal of property, plant and equipment	12	240	50,048	3,655
Other	16	6,640	259	10,130
Total	28	6,880	50,307	13,785

Expense:
Disposal of property, plant and equipment	(19)	(105)	(48,828)	(1,733)
Provision for losses on assets	-	-	(277,987)	(36,403)
Provision for losses on investments	-	-	(671)	(15,830)
Other	(125,411)	(23,988)	(11,791)	(25,137)
Total	(125,430)	(24,093)	(339,277)	(79,103)

26. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiary record provisions for income and social contribution taxes monthly on the accrual basis, paying the taxes based on the monthly estimate. Deferred taxes are recognized on temporary differences, as mentioned in Note 7. The composition of expenses on income and social contribution taxes is shown below:

	Consolidated
	2006	2005

Income tax	(373,873)	(250,815)
Social contribution tax	(134,593)	(90,963)
Deferred income tax	1,005,183	70,321
Deferred social contribution tax	362,295	25,391
Total	859,012	(246,066)

A reconciliation of the taxes on income disclosed, eliminating the effects of the goodwill tax benefit, and the amounts calculated at the combined statutory rate of 34% is as follows:

	Company		Consolidated
	2006	2005	2006	2005

Income (loss) before taxes	71,526	(816,732)	(834,697)	(520,577)

Tax income (expense) at the combined statutory rate (34%)	(24,319)	277,689	283,797	176,996

Permanent additions:
Nondeductible expenses - amortization of goodwill	(105,643)	(114,971)	(106,076)	(131,346)
Other nondeductible expenses	(40,328)	(262)	(174,403)	(35,879)
Other additions	(3,984)	-	(144,284)	-
Permanent exclusions:
Equity pick-up	270,427	16,839	-	-
Other exclusions	11,706	-	34,604	14,691
Unrecognized tax loss and temporary differences	(108,612)	(179,295)	(108,612)	(270,528)
Tax loss and temporary differences not recognized in prior years	-	-	1,073,986	-
Tax income (expense)	(753)	-	859,012	(246,066)

27. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a)   Risk considerations

The major market risks to which the Company and its subsidiary are exposed in conducting their business are:

Credit risk: derived from the potential difficulty in collecting amounts of telecommunications services provided to customers, and the sales of handsets by the distribution network, together with the risks relating to investments and swap operations.

Interest rate risk: derived from the portion of the debt and liability positions in derivatives contracted at floating rates and involves the risk of financial expenses rising due to an unfavorable movement in interest rates (principally Libor, TJLP and CDI).

Currency risk: the possibility of the Company and its subsidiary incurring losses on account of fluctuations in exchange rates that increase the balances of foreign currency denominated loan and financing liabilities.

The Company and its subsidiary take a positive attitude towards the management of the various risks to which they are subject, by means of a wide-ranging set of operational initiatives, procedures and policies that enable the risks inherent in their businesses to be mitigated.

Credit risk

The credit risk of providing telecommunications services is minimized by strict control of the customer base and active management of default by means of clear policies relating to selling postpaid sets. As of December 31, 2006, 81% of the customer base of the Company and its subsidiary used the prepaid system, which requires prepaid loading and, therefore, does not represent any credit risk.

The credit risk on the sale of handsets is managed by means of a conservative credit policy, using modern management methods that involve applying credit scoring techniques, balance sheet analysis and consulting commercial databases, together with the automatic control of sales release integrated with the SAP ERP software distribution module.

The Company and its subsidiary are also subject to credit risk derived from its investments and receivables from swap operations. The Company and its subsidiary spread this risk by using various first line financial institutions.

Interest rate risk

The Company and its subsidiary are exposed to the risk of a rise in interest rates, especially the combination of interest rates associated with the cost of the CDI, due to the liability portion of the derivative operations (exchange hedge) and of loans contracted in Brazilian reais. In order to minimize this exposure, the Company contracted CDI swap operations in Brazilian reais for fixed interest rates at a total reference value of R$1,864 million. The balance of financial investments, also indexed to the CDI, partially neutralizes this effect.

The Company and its subsidiary are also exposed to fluctuations in the TJLP, as a result of the loans contracted from the BNDES. As of December 31, 2006, the principal of these operations amounted to R$163,795. The Company and its subsidiary have not contracted derivative operations to hedge the TJLP risk.

Loans contracted in foreign currency are also exposed to the risk of a rise in the interest rates (Libor) associated with foreign loans. As of December 31, 2006, these operations totaled US$232,480 thousand (principal).

Of the total loans and financing associated with variable foreign interest rates (Libor), US$232,480 thousand (principal) are protected against interest rate variations (Libor) by derivatives (interest rate swap).

Currency risk

The Company and its subsidiary use derivative instruments to protect against currency risk on foreign currency-denominated loans. The instruments normally used are swap options and forward contracts.

The following table summarizes the net exposure of the Company and its subsidiary to the exchange rate factor as of December 31, 2006:

	In thousands
	US$	€	¥

Loans and financing	(799,470)	-	(50,892,759)
Loans and financing - UMBNDES (a)	(13,191)	-	-
Derivative contracts	837,703	1,871	50,892,759
Other obligations	(29,272)	(5,982)	-
Total (insufficiency of coverage)	(4,230)	(4,111)	-

(a)  UMBNDES is a monetary unit calculated by the BNDES, composed of a basket of foreign currencies, the U.S. dollar being the main reason why the Company and its subsidiary take it into consideration in analyzing the risk coverage in relation to variations in the exchange risks.

Derivative contracts

The Company and its subsidiary record gains and losses on derivative contracts as net financial income or expenses.

The estimated book and market values of loans and financing and derivative contracts are as follows:

			Unrealized
	Book value	Market value	loss

Loans and financing	(4,500,393)	(4,514,980)	(14,587)
Derivative contracts	(500,514)	(495,950)	4,564
Other obligations	(79,429)	(79,429)	-
Total	(5,080,336)	(5,090,359)	(10,023)

b)   Market value of financial instruments
The market value of the loans and financing and swap contracts was established based on the discounted cash flow, using available interest rates projections.

The market values are calculated at a specific time based on information available and in-house valuation methodologies, and, therefore, the estimates indicated do not necessarily represent market realization values. The use of different assumptions could significantly affect the estimates.

28. POST-RETIREMENT BENEFIT PLANS

The Company and its subsidiary, together with other companies of the former Telebrás system, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social - SISTEL, as follows:

a)   PBS-A: multisponsored defined-benefit plan, for participants already assisted who had such status on January 31, 2000.

b)   PBS-Telesp Celular, PBS-TCO, PBS-Tele Sudeste Celular and PBS-Tele Leste Celular: defined-benefit retirement plans sponsored individually by the Company.

The contributions to the PBS Plans are determined based on actuarial valuations conducted by independent actuaries, in accordance with the regulations in effect in Brazil. Cost is determined using the capitalization method and the contribution due by the sponsor is 13.5% of the payroll for the employees participating in the Plan, of which 12% is used to financing the PBS and 1.5% for the PAMA Plan. In the year ended December 31, 2006, the contributions to these Plans amounted to R$24.

c)   PAMA: multisponsored healthcare plan for retired employees and their dependents, on a shared cost basis.

d)   TCP Prev and TCO Prev Plans: these are individual defined and variable contribution plans, introduced by SISTEL in August 2000. The Company bears the risk of death and disability of the participants in both plans, and in the TCO Prev Plan some participants previously covered by the PBS-TCO Plan are entitled to retirement benefits for life (paid-up benefit), in addition to the defined contribution benefits. The Company’s contributions to the TCP Prev and TCO Prev Plans are equal to those of the participants, varying between 1% and 8% of the participation salary, according to the percentage chosen by the participant. In the year ended December 31, 2006 the contributions to these plans amounted to R$1,446.

A number of claims were made through civil suit No. 04/081,668-0, brought by ASTEL against SISTEL, citing Telefônica and Telesp Celular as well as SISTEL, summarized as follows: (i) that SISTEL should be prohibited from collecting from retired employees and other participants any contributions referring to PAMA Plan, and that they should only pay “a reasonable amount for the use made”, which should be limited to 1% of the monthly remuneration of the participant; (ii) that SISTEL should reenroll in the PAMA Plan, without any restrictions, retired employees and participants whose enrollment has been suspended for default, as well as those who could not stand the pressure and asked for cancellation of their enrollment in the PAMA Plan or joined the PCE (Special Coverage Plan), if they so wished, also without restrictions; (iii) that SISTEL should reassess the economic needs of the PAMA Plan, including in respect of the amounts of the monthly contributions of the sponsors Telefônica and Telesp Celular; (iv) that the sponsors’ contribution should be calculated based on the payroll of all its employees, in accordance with the previous provision of the bylaws, and not on a percentage of the payroll of the active participants of the PBS Plan; (v) that SISTEL should reestablish the accreditation of all the hospitals, clinics and laboratories that had been cancelled; (vi) that a review should be made of the accounting distribution of the equity, so as to attribute to PAMA Plan the amounts relating to the reduction factor of the additional payments, as above, and that, until this review has been made, SISTEL should be prohibited from any spin-off of the net equity of the PBS-A Plan or any other plan managed by SISTEL; (vii) that SISTEL and the sponsors should reverse the “transfer of equity from the main substratum intended to guarantee PBS-2 and PAMA, illegally taken across to the Telesp Visão Plan (Plano Visão Telesp) and Vision Prev (Visão Prev)” of Telesp Celular; and (viii) granting of advance relief in respect of items “i”, “ii” and “v”.

Through its actuarial advisors, the subsidiary prepared a study considering the impacts described above; however, the change in costing as requested in the civil suit brought by ASTEL represents an addition to the subsidiary’s provisions of R$1,234.

Based on the opinions of its legal counsel and tax advisers, management believes that at this time there is no risk of payment, and, as of December 31, 2006, the probability of loss was classified as possible.

e)   Visão Celular - CRT, Tele Sudeste and Tele Leste benefit plan: individual defined contribution plan introduced by SISTEL in August 2000. The Company’s contributions to the Visão Celular Plan are equal to those of the participants, varying from 0% to 9% of the participation salary, according to the percentage chosen by the participant. In the year ended December 31, 2006, contributions to this Plan amounted to R$790.

f)    Defined-benefits plans: CRT sponsored defined-benefit pension plans (founder benefits plan and the alternative benefits plan), which were managed by the Fundação dos Empregados da Companhia Riograndense de Telecomunicações - FCRT.

On December 21, 2001, CRT and Brasil Telecom S.A., sponsors of the FCRT, signed a Term of Commitment for the full separation of the sponsors, through the withdrawal of CRT as a sponsor and a guarantee that this withdrawal would be carried out strictly in accordance with the pertinent legislation and respecting the rights of the participants. This was approved by the Supplementary Pensions Office on December 30, 2003.

Although the existing legislation permits the suspension of deductions of the contributions of the sponsors and participants from January 2002 to December 2003, CRT continued to make the payments as a way of safeguarding and preserving participants’ rights until CRT’s effective withdrawal from sponsorship of the FCRT.

The methodology for withdrawal of the sponsor established by MPAS CPC Resolution No. 06/88 was followed in the actuarial valuation of the Plans.

The reserves were individually valued, based on the methodology defined in the above Resolution for each of the categories (assisted persons and pensioners, imminent and nonimminent risks).

As agreed with FCRT, since October 2004 CRT has been transferring to SISTEL the amount planned as a savings reserve for the active Company employees who opted to migrate from the FCRT Alternative/Founder Plan to the Visão Plan, amounting to R$9,515 as of December 31, 2006. Of the R$14,847 provisioned in liabilities as of December 31, 2006 (R$8,677 in 2005), R$3,245 refers to the withdrawal reserve for participants with an Agreement of Intent to transfer to BrTPrev, who are awaiting the outcome of procedures with the INSS (national social security) to obtain retirement.

We show below the composition of the provision for the defined-benefit retirement plans and healthcare plan for retired employees as of December 31, 2006 and 2005, as well as the additional information required by CVM Deliberation No. 371/02 on these plans:

Plan	2006	2005

PAMA	2,509	1,170
Total	2,509	1,170

1)    Reconciliation of assets and liabilities

	2006
	PAMA (i)	PBS (ii)	PBS-A (i) (ii)	TCP Prev (ii)	TCO Prev (ii)	Visão (ii)

Total actuarial liabilities	5,401	22,545	24,915	3,632	43,006	5,912
Fair value of plan assets	(2,892)	(30,304)	(36,858)	(9,094)	(60,095)	(23,128)
Net liabilities (assets)	2,509	(7,759)	(11,943)	(5,462)	(17,089)	(17,216)

	2005
	PAMA (i)	PBS (ii)	PBS-A (i)	TCP Prev (ii)	TCO Prev (ii)	Visão (ii)

Total actuarial liabilities	3,947	21,711	23,486	3,060	39,832	5,388
Fair value of plan assets	(2,777)	(27,044)	(30,425)	(5,993)	(54,329)	(13,777)
Net liabilities (assets)	1,170	(5,333)	(6,939)	(2,933)	(14,497)	(8,389)

(i)      Refers to the proportional interest of the Company in the assets and liabilities of the multisponsored plans - PAMA and PBS-A.

(ii)     Although PBS, PBS-A, TCP Prev, TCO Prev and Visão report surpluses as of December 31, 2006, no assets have been recognized by the sponsor, due to the absence of prospects for taking advantage of the surplus.

2)    Changes in net actuarial liabilities (assets)

	PAMA	PBS	PBS-A	TCP Prev	TCO Prev	Visão

Net (asset) liability as of December 31, 2005	1,170	(5,333)	(6,939)	(2,933)	(14,497)	(8,389)
Cost of current service	111	(1,870)	(5,773)	(2,344)	(450)	(445)
Sponsor’s contribution	(1)	(23)	-	-	(1,446)	(790)
Actuarial (gains) losses for the year	1,229	(533)	769	(185)	(696)	(7,592)
Net (asset) liability as of December 31, 2006	2,509	(7,759)	(11,943)	(5,462)	(17,089)	(17,216)

3)    Changes in actuarial liabilities

	PAMA	PBS	PBS-A	TCP Prev	TCO Prev	Visão

Actuarial liabilities as of December 31, 2005	3,947	21,711	23,486	3,060	39,832	5,388
Cost of current service	24	70	-	438	581	908
Interest on actuarial liabilities	437	2,359	2,548	319	4,445	570
Benefits paid	(236)	(1,683)	(1,888)	-	(1,156)	(57)
Actuarial (gains) losses for the year	1,229	88	769	(185)	(696)	(897)
Actuarial liabilities as of December 31, 2006	5,401	22,545	24,915	3,632	43,006	5,912

4)    Changes in plan assets

	PAMA	PBS	PBS-A	TCP Prev	TCO Prev	Visão

Fair value of plan assets as of December 31, 2005	(2,777)	(27,044)	(30,425)	(5,993)	(54,329)	(13,777)
Benefits paid	236	1,683	1,888	-	1,156	57
Sponsor’s and employees’ contributions	(1)	(23)	-	-	(1,446)	(790)
Return on plan assets	(350)	(4,299)	(8,321)	(3,101)	(5,476)	(1,923)
Gains (losses) on assets	-	(621)	-	-	-	(6,695)
Fair value of plan assets as of December 31, 2006	(2,892)	(30,304)	(36,858)	(9,094)	(60,095)	(23,128)

5)    Estimated expenses for 2007

	PAMA	PBS	PBS-A	TCP Prev	TCO Prev	Visão

Cost of service	18	25	-	501	836	941
Cost of interest on actuarial obligations	542	2,222	2,455	345	4,338	567
Expected return on assets	(297)	(3,685)	(4,735)	(1,094)	(6,775)	(2,897)
Employees’ contributions	-	(9)	-	-	-	(122)
Total	263	(1,447)	(2,280)	(248)	(1,601)	(1,511)

6) Actuarial assumptions

	PAMA	PBS	PBS-A	TCP Prev	TCO Prev	Visão

Discount rate used at current value of actuarial liabilities	10.24%	10.24%	10.24%	10.24%	10.24%	10.24%
Estimate return rate on plan assets	10.61%	12.75%	13.18%	12.38%	11.29%	12.50%
Future salary growth rate	6.08%	6.08%	6.08%	6.08%	6.08%	6.08%
Medical costs growth rate	7.12%	N/A	N/A	N/A	N/A	N/A
Benefits growth rate	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%
Mortality table	AT 83	AT-83 separated by sex	AT-83 separated by sex	AT-83 separated by sex	AT-83 separated by sex	AT-83 separated by sex
Disability table	Mercer disability	Mercer disability	N/A	Mercer disability	Mercer disability	Mercer disability

29. CORPORATE RESTRUCTURING

The goodwill paid on privatization of the Company and on the acquisition of its subsidiaries was transferred by the acquiring companies to the acquired companies.

Prior to the transfers, provisions were recorded for maintaining the net equity of the acquired company, and, consequently, the net acquired assets essentially represent the tax benefit arising from the deductibility of the merged goodwill.

The accounting records maintained for the Company’s corporate and fiscal purposes contain specific accounts related to goodwill and the incorporated provision, and the corresponding balances for amortization, reversal and tax benefits are as follows:

	Consolidated
	12.31.06			12.31.05
Restructuring	Goodwill	Provision	Net	Net

TCO - 1st acquisition	726,507	(479,495)	247,012	351,297
TCO - 2nd acquisition	285,888	(188,686)	97,202	122,256
TC - privatization	931,215	(614,602)	316,613	425,164
TLE - privatization	123,194	(81,309)	41,885	-
GT - acquisition	645,376	(425,948)	219,428	-
Total	2,712,180	(1,790,040)	922,140	898,717

The changes in the year ended December 31 are as follows:

	Consolidated
	2006	2005

Statement of operations:
Amortization of goodwill	(881,048)	(646,492)
Reversal of provision	590,820	426,684
Tax benefit	290,228	219,808
Net effect on net income	-	-

The amount will be merged into the capital for the benefit of the majority shareholders as the tax benefits are effectively realized, while the other shareholders are assured of the right of preference. The funds derived from the exercise of preference will be paid to the majority shareholders.

As of December 31, 2006, the amount of R$305,531 was capitalized in respect of benefits recorded up to December 31, 2005. Of this amount, R$194,277 corresponds to a share issue by Vivo Participações S.A., and R$111,254 corresponds to Tele Centro Oeste Celular Participações S.A., without a share issue.

30. TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

a)   Use of network and long-distance (roaming) cellular communication: these transactions involve companies owned by the same controlling group: Telecomunicações de São Paulo S.A. - Telesp and subsidiaries. Some of these transactions were based on contracts signed by Telebrás with the concessionaire operators during the period prior to privatization, and the conditions were regulated by ANATEL. Customer services for customers of the Telecomunicações Móveis Nacionais - TMN “roaming” in the Company’s network are included.

b)   Technical assistance: refers to the provision of corporate management advisory services by Portugal Telecom, SGPS, S.A. and technical assistance by Telefônica S.A., Telefônica International S.A. and TBS Celular Participações S.A., based on a percentage of the net services revenue, restated in accordance with the currency variation.

c)   Corporate services: these are passed on to the subsidiary at the cost effectively incurred for these services.

d)   Call-center services: provided by Atento Brasil S.A. and Mobitel S.A. - Dedic to users of the telecommunications services of the subsidiary, contracted for 12 months and renewable for an equal period.

e)   Systems development and maintenance services: provided by Portugal Telecom Inovação Brasil S.A.

f)    Maintenance: of the modular profitability analysis system (MARE) and cost control system by Telefónica Móbile Solution do Brasil Ltda., contracted for 12 months, renewable for an equal period.

g)   Allocation of corporate costs: with operators of the same group, allocated at the cost effectively incurred for these services.

h)   Operating logistics services and accounting and financial assistance: provided by Telefônica Serviços Empresariais do Brasil Ltda.

i)    Voice content portal service provider: provided by Terra Network Brasil S.A.

We set forth below a summary of the balances and transactions with unconsolidated related parties:

	Consolidated
	12.31.06	12.31.05

Assets:
Trade accounts receivable, net	180,228	198,720
Receivable from related parties	4,167	34,588

Liabilities:
Trade accounts payable	215,737	152,435
Loans and financing	-	585
Technical assistance	84,252	19,020
Payable to related parties	2,099	6,007

Statement of operations:
Revenue from telecommunications services:
Telecomunicações de São Paulo S.A. - Telesp	1,610,763	1,631,402
Telefônica Publicidade e Informação Ltda.	-	2
Balance as of December 31	1,610,763	1,631,404

Cost of sales and services:
Telecomunicações de São Paulo S.A. - Telesp	(134,154)	(221,756)
Telefônica Empresas S.A.	(3,863)	-
Portugal Telecom Inovação Brasil Ltda.	(1,995)	-
Primesys Soluções Empresariais S.A.	(397)	-
Terra Networks Brasil S.A.	(45)	-
Telefônica S.A.	(36)	-
Balance as of December 31	(140,490)	(221,756)

Selling expenses:
Terra Networks Brasil S.A.	-	(118)
Telefônica Serviços Empresariais do Brasil Ltda.	(23,349)	-
Telefônica Empresas S.A.	(55)	-
Telecomunicações Móveis Nacionais - TMN	(70)	-
Atento Brasil S.A.	(253,563)	(112,969)
Mobitel S.A. - Dedic	(246,653)	(183,511)
Balance as of December 31	(523,690)	(296,598)

General and administrative expenses:
Portugal Telecom, SGPS, S.A.	(21,085)	(39,431)
Primesys Soluções Empresariais S.A.	(1,039)	(13,920)
Portugal Telecom Inovação Brasil Ltda.	(4,272)	(309)
Telecomunicações de São Paulo S.A. - Telesp	(51,613)	-
Telefônica Comunicaciones Personales S.A. - UNIFON	(168)	(168)
Telefônica Serviços Empresariais do Brasil Ltda.	(2,252)	(12,196)
Telefônica S.A.	(15,582)	(29)
Terra Networks Brasil S.A.	(552)	(118)
Telefônica Empresas S.A.	(9,616)	(5,980)
Telefônica Mobile Solutions do Brasil Ltda.	-	(463)
Telefônica Engenharia de Segurança do Brasil Ltda.	(2)	-
Telefônica Pesquisa e Desenvolvimento do Brasil Ltda.	(772)	-
Mobitel S.A. - Dedic	(2,913)	-
TBS Celular Participações Ltda.	(10,141)	-
T International Wholesale S.A.	(382)	-
Balance as of December 31	(120,389)	(72,614)

Other operating income:
Telecomunicações de São Paulo S.A. - Telesp	7,540	-
Telefônica Serviços Empresariais do Brasil Ltda.	30	-
Telefônica S.A.	35,417	-
Portugal Telecom, SGPS, S.A.	11,879	-
Telefônica Móviles Chile S.A.	23	-
Primesys Soluções Empresariais S.A.	2,280	-
Telefônica Empresas S.A.	4,752	491
Balance as of December 31	61,921	491

Other operating expenses-
Telefônica S.A.	(9,029)	-
Balance as of December 31	(9,029)	-

Net financial income (expenses):
Portugal Telecom International Finance BV	-	(78)
Portugal Telecom, SGPS, S.A.	396	14,184
Telefônica S.A.	1,198	-
Telecomunicações Móveis Nacionais - TMN	47	-
Telefônica International S.A.	1,804	-
Telefônica Serviços Empresariais do Brasil Ltda.	-	2
Atento Brasil S.A.	-	5
Mobitel S.A. - Dedic	-	11
Balance as of December 31	3,445	14,124

Nonoperating income:
Telefônica Serviços Empresariais do Brasil Ltda.	29	-
Primesys Soluções Empresariais S.A.	33	-
Balance as of December 31	62	-

Recovery of joint-venture apportionment expenses:
Celular CRT Participações S.A.	-	30,873
Tele Leste Celular Participações S.A.	-	13,752
Tele Sudeste Celular Participações S.A.	-	51,802
Balance as of December 31	-	96,427

Joint-venture apportionment expenses:
Celular CRT Participações S.A.	-	(7,726)
Tele Leste Celular Participações S.A.	-	(5,972)
Tele Sudeste Celular Participações S.A.	-	(50,867)
Balance as of December 31	-	(64,565)

31. DIRECTORS’ FEES

In 2006 and 2005, directors’ fees totaled R$8,557 and R$4,767 in consolidated and R$3,255 and R$945 in the Company, respectively, and were allocated as expense.

32. INSURANCE (CONSOLIDATED)

The Company and its subsidiary have a policy of monitoring the risks inherent to their operations. Accordingly, as of December 31, 2006, the Company and its subsidiary had insurance policies in effect to cover operating risks, third-party liability, health, etc. The management of the Company and its subsidiary considers that the amounts are sufficient to cover potential losses. The principal assets, liabilities or interests covered by insurance are shown below:

Type	Insured amount

Operating risks	R$12,603,508
General civil liability	R$5,564
Vehicle (officers’ fleet)	FIPE table - 100%, R$250 for bodily harm and R$50 for damage to property
Vehicle (operational fleet)	R$250 for bodily harm and R$50 for damage to property

33. AMERICAN DEPOSITARY RECEIPTS - ADRs PROGRAM

On November 16, 1998, the Company started to trade ADRs on the New York Stock Exchange (“NYSE”) under the code “TCP”, and, since March 31, 2006, under the code “VIV” (in accordance with the Special Shareholders’ Meeting of February 22, 2006), with the following main characteristics:

  Type of share: preferred.
  Each ADR represents 1 (one) preferred share.
  The shares are traded as ADRs with the code “VIV”, on NYSE.
  Foreign depositary bank: The Bank of New York.
  Custodian bank in Brazil: Banco Itaú S.A.

34. COMBINED FINANCIAL INFORMATION

As a result of the incorporation of “TCO” shares, to convert “TCO” into a fully-owned subsidiary of Vivo, and the merger of the companies “TSD”, “TLE” and “CRTPart” with Vivo (corporate restructuring), the consolidated financial statements for the years ended December 31, 2006 and 2005 are not comparable.

In order to provide an appropriate basis for comparison, we are disclosing the combined and consolidated financial information, considering the consolidation of all the companies, as if the corporate restructuring had occurred on January 1, 2005.

This information is presented merely to permit additional analyses arising from the comparison of balances and transactions, and is not intended to represent what might have occurred if the companies “TSD”, “TLE” and “CRTPart” had in fact been merged by the Company and “TCO” had been converted into a fully-owned subsidiary of the Company on January 1, 2005, or to present the isolated statements of an individual corporation, neither does it necessarily indicate future results.

The following assumptions were adopted in preparation of the combined financial statements:

a)     Full consolidation of the financial statements of the companies, eliminating transactions between related parties as of December 31, 2005.

BALANCE SHEET AS OF DECEMBER 31, 2006 AND COMBINED BALANCE SHEET AS OF DECEMBER 31, 2005

ASSETS	12.31.06	12.31.05
	Consolidated	“Combined”

CURRENT ASSETS
Cash and banks	82,927	134,071
Temporary cash investments	1,364,713	1,739,143
Trade accounts receivable, net	1,961,246	2,774,451
Inventories	282,020	362,312
Advances to suppliers	13,142	23,579
Deferred and recoverable taxes	1,662,739	1,511,331
Derivative contracts	1,298	301,229
Prepaid expenses	181,872	281,071
Other assets	122,537	126,637
Total current assets	5,672,494	7,253,824

NONCURRENT ASSETS
Long-term receivables:
Deferred and recoverable taxes	2,624,938	1,879,574
Derivative contracts	135	5,443
Prepaid expenses	21,314	39,234
Other assets	21,619	20,590
Investments	979,158	1,550,882
Property, plant and equipment, net	6,445,479	6,683,159
Intangible, net	1,642,683	1,646,204
Deferred assets, net	134,257	180,366
Total noncurrent assets	11,869,583	12,005,452

TOTAL ASSETS	17,542,077	19,259,276

BALANCE SHEET AS OF DECEMBER 31, 2006 AND COMBINED BALANCE SHEET AS OF DECEMBER 31, 2005

LIABILITIES AND SHAREHOLDERS’ EQUITY	12.31.06	12.31.05
	Consolidated	“Combined”

CURRENT LIABILITIES
Payroll and related accruals	156,625	149,840
Trade accounts payable	2,627,013	2,463,777
Taxes payable	453,710	716,688
Loans and financing	1,590,345	1,734,921
Interest on shareholders’ equity and dividends	51,702	120,793
Reserve for contingencies	61,911	47,972
Derivative contracts	372,229	339,738
Other liabilities	386,422	353,770
Total current liabilities	5,699,957	5,927,499

NONCURRENT LIABILITIES
Long-term liabilities:
Taxes payable	212,469	211,995
Loans and financing	2,910,048	3,917,856
Reserve for contingencies	84,712	180,144
Derivative contracts	129,718	343,654
Other liabilities	132,981	83,733
Total noncurrent liabilities	3,469,928	4,737,382

SHAREHOLDERS’ EQUITY
Capital stock	6,347,784	8,232,449
Treasury shares	(11,070)	(11,070)
Capital reserves	1,071,316	1,561,448
Income reserves	765,068	711,103
Accumulated earnings (loss)	198,648	(1,899,981)
Total shareholders’ equity	8,371,746	8,593,949

FUNDS FOR CAPITALIZATION	446	446

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	17,542,077	19,259,276

CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER
31, 2006 AND COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER  31, 2005

	2006	2005
	Consolidated	“Combined”

Revenue from services	12,712,028	12,708,472
Sale of handsets and accessories	2,742,645	3,051,789

GROSS OPERATING REVENUE	15,454,673	15,760,261
Deductions from gross revenue	(4,517,959)	(4,506,427)

NET OPERATING REVENUE	10,936,714	11,253,834
Cost of services provided	(3,665,858)	(2,912,611)
Cost of goods sold	(1,898,310)	(2,424,728)

GROSS PROFIT	5,372,546	5,916,495

Selling expenses	(3,787,500)	(3,744,484)
General and administrative expenses	(1,112,184)	(1,033,368)
Other operating expenses	(812,532)	(768,404)
Other operating income	541,928	408,329

OPERATING INCOME (EXPENSES)	(5,170,288)	(5,137,927)

OPERATING INCOME BEFORE FINANCIAL INCOME (EXPENSES)	202,258	778,568
Financial expenses	(1,020,855)	(1,323,686)
Financial income	286,754	439,692
Monetary and exchange variation, net	(13,884)	(29,148)

OPERATING LOSS	(545,727)	(134,574)
Nonoperating expenses, net	(288,970)	(96,489)

LOSS BEFORE INCOME TAXES AND MINORITY INTEREST	(834,697)	(231,063)
Income and social contribution taxes	859,012	(362,955)
Minority interest	(7,968)	-

NET INCOME (LOSS) FOR THE YEAR	16,347	(594,018)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2007

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.